Exhibit 1

February 25, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX - ERF.un
NYSE - ERF

ENERPLUS ANNOUNCES 2004 YEAR END RESULTS AND RESERVES

Enerplus Resources Fund is pleased to announce our financial and operating results for the year-end 2004 including reserve information.

Highlights

•
Our Canadian unitholders realized a 21.5% total return in 2004 (representing the appreciation in unit price plus distributions paid during the year). This performance placed Enerplus first on a three-year rolling basis for the third year in a row in a peer group of the eight largest conventional oil and gas trusts.

•	Our U.S. unitholders realized a 29.9% total return in 2004, as the appreciation in the Canadian dollar effectively increased distributions and the unit price when exchanged into U.S. dollars.

•	We paid $426.7 million to unitholders ($4.20 per trust unit) and retained $113.3 million ($1.11 per trust unit) for capital development opportunities. This represented a payout ratio of 79%.

•
Proved reserves increased 12% to 279.1 MMBOE and proved plus probable reserves increased 24% to 406.2 MMBOE supported by the addition of 47.7 MMBOE of probable reserves from our Joslyn lease. Positive reserve additions from acquisition and development efforts were successful in replacing 209% of 2004 production on a proved basis, and 384% on a proved plus probable basis.

•	Our average annual production volumes of 75,130 BOE/day exceeded our production target for 2004 of 74,000 BOE/day, and set a new record of annual production for the Fund.

•	Enerplus’ Reserve Life Index (“RLI”) continued to be one of the longest in the sector at 14.0 years on a proved plus probable basis and 10.1 years on a proved basis.

•	Our finding, development and acquisition costs (“FD&A”) for the year excluding future development capital were $7.68 per BOE on a proved plus probable basis and $14.11 per BOE on a proved basis.

•	Our FD&A costs for the year, including future development capital, were $11.34 per BOE on a proved plus probable basis and $15.83 per BOE on a proved basis including future development capital.

•	Our recycle ratio (operating income divided by FD&A) was 1.9x including future development capital using proved plus probable reserves.

•
Reserves per debt-adjusted trust unit increased by over 6% year over year and on a three-year basis, have remained relatively unchanged while production per debt-adjusted trust unit was down by 4% year over year.

•
On June 30, 2004 we completed the acquisition of properties from ChevronTexaco for total consideration of $467.2 million, which added 33.4 million BOE of proved plus probable reserves and approximately 11,500 BOE/day of production.

•	Enerplus continued its active development program, investing $206.8 million in development drilling and facility enhancements. In 2004 we participated in 367 net wells with a 99% success rate.

•	Funds flow from operations, driven by strong oil and natural gas prices and higher production, increased 31% to $540.0 million and 14% per trust unit to $5.44 per trust unit.

•	We continue to maintain a conservative balance sheet as evidenced by a net debt to trailing funds flow ratio of 1.1x.

SELECTED FINANCIAL RESULTS

For the years ended December 31,	2004	2003
		(restated,
		Note 2)
Financial (000’s)
Net Income	$258,316	$248,046
Funds Flow from Operations (1)	539,969	413,200
Cash Distributed (2)	426,721	379,055
Cash Withheld for Acquisitions and Capital Expenditures	113,248	34,145
Debt Outstanding (net of cash)	584,991	257,701
Development Capital Spending	206,874	157,706
Acquisitions	636,326	225,293
Divestments	31,742	73,214
Financial per Unit
Net Income	$2.60	$2.88
Funds Flow from Operations (1)	5.44	4.79
Cash Distributed (2)	4.20	4.32
Cash Withheld for Acquisitions and Capital Expenditures	1.11	0.39
Payout Ratio	79%	92%
Selected Financial Results per BOE (3)
Oil & Gas Sales (4)	$40.90	$36.94
Royalties	(8.40)	(7.51)
Financial Contracts	(3.50)	(1.81)
Operating Costs	(7.14)	(6.73)
General and Administrative	(1.06)	(0.95)
Management Fees	-	(2.29)
Interest and Foreign Exchange	(0.67)	(0.82)
Taxes	(0.24)	(0.26)
Restoration and Abandonment	(0.25)	(0.26)
Funds Flow from Operations (1)	$19.64	$16.31
Weighted Average Number of Trust Units Outstanding (thousands)	99,273	86,202
Debt/Trailing 12 Month Funds Flow Ratio (1)	1.1x	0.6x

SELECTED OPERATING RESULTS

	2004	2003
Average Daily Production
Natural gas (Mcf/day)	271,091	240,907
Crude oil (bbls/day)	25,550	24,597
NGLs (bbls/day)	4,398	4,666
Total (BOE/day)	75,130	69,414
% Natural gas	60%	58%

Average Selling Price (4)
Natural gas (per Mcf)	$6.56	$6.30
Crude oil (per bbl)	43.80	36.15
NGLs (per bbl)	38.14	33.43
US$ exchange rate	0.77	0.72
Net Wells drilled	367	294
Success Rate	99%	98%
Proved Reserves (MMBOE)	279.1	249.2
Probable Reserves (MMBOE)	127.1	78.9
Total Proved plus Probable Reserves (MMBOE)	406.2	328.1
FD&A Cost per BOE, excluding future development capital(5)	$7.68	$9.36
FD&A Cost per BOE, including future development capital(5)	11.34	11.60
Recycle Ratio(5)	1.9x	1.8x
Proved Reserve Life Index (years) (6)	10.1	10.6
Proved plus Probable Reserve Life Index (years) (7)	14.0	13.3

Unless otherwise stated, all reserves information pertains to Enerplus’ company interest reserve volumes, which includes our working interest (operated and non-operated) share of reserves before the deduction of any royalty interest reserves, but inclusive of any royalty interest reserves owned by Enerplus.

Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead

(1)	See the definition of funds flow in Management’s Discussion and Analysis
(2)	Calculated based on distributions paid or payable each month relating to the period
(3)	Non-cash amounts have been excluded
(4)	Including oil and gas transportation costs and before financial contracts
(5)	Based upon proved plus probable reserves
(6)	Proved Reserve life index calculated using proved reserves at year-end divided by 2005 proved production forecast contained in our independent reserve engineering report
(7)
Proved plus Probable Reserve Life Index calculated using proved plus probable reserves at year end divided by 2005 proved plus probable production forecast contained in our independent reserve engineering report

OPERATIONS OVERVIEW

Production from our assets averaged 75,130 BOE/day, a new high for Enerplus. We invested $206.8 million in our development activities that supported these production levels and resulted in 367 net wells drilled with a 99% success rate. We also completed the largest acquisition in our history, adding significant new production and development opportunities. Enerplus closed the year with exit production volumes in excess of 80,000 BOE/day and the highest reserve volume in our history at 406 MMBOE. This is a direct result of our acquisition program, internal developments and the addition of 48 MMBOE of probable reserves from our Joslyn oil sands lease.

We expect our production volumes in 2005 will average 75,500 BOE/day (including our expected 2,500 BOE/day divestment program and excluding any new acquisitions). We have planned capital expenditures of $275 million and expect to drill over 400 net wells. Our development program will include a balance of gas and oil-related projects on our operated and non-operated properties. We expect to exit 2005 at a rate of 77,500 BOE/day.

SUPERIOR ASSETS

Enerplus has a diverse set of producing properties concentrated in western Canada with a relatively low decline rate. Diversity comes through our ownership in over 300 producing properties with no single property exceeding 7% of our total production. Our lower base decline also provides us with one of the longest proved plus probable reserve life indices ("RLI") in the sector at 14.0 years.

Key Producing Properties

		Majority
Business		Operated/Non-		2004 Avg.	% of	P+P
Unit	Property	Operated	Type	BOE/day	Total	RLI*
Southern	Bantry	both	oil and gas	4,905	7	9.8
Eastern	Joarcam	operated	oil waterflood	3,561	5	7.4
Joint Venture	Deep Basin, AB	non-operated	deep gas	3,275	4	8.0
Central	Pembina 5-Way	operated	oil waterflood	2,537	3	23.3
Central	Pine Creek	both	conventional gas	2,344	3	10.9
Southern	Hanna Garden	operated	shallow gas	2,213	3	28.6
Southern	Verger	both	shallow gas	2,182	3	15.3
Eastern	Giltedge	operated	oil waterflood	1,817	2	15.9
Southern	Medicine Hat	operated	oil waterflood	1,807	2	23.5
Joint Venture	Mount Benjamin	non-operated	foothills gas	1,789	2	18.5
Northern	Valhalla	both	oil and gas	1,731	2	10.3
Northern	Progress	both	oil and gas	1,700	2	5.5
Central	Ferrier	both	conventional gas	1,667	2	9.9
Joint Venture	Shackleton	non-operated	shallow gas	1,396	2	10.0
Central	Sylvan Lake	both	oil and gas	1,303	2	6.2

*calculated using proved plus probable reserves at December 31, 2004 and 2005 forecast production contained in the independent engineering report.

Over the year, we participated in the drilling of 748 gross wells, an increase of 38% over our 2003 gross drilling activity level. Within this total, we operated 355 gross wells (269.6 net) or 73% of the net drilling activity. We also participated in a significant number of optimization and facility-oriented projects designed to enhance our existing well and field performance. The capital efficiency of our overall development program was $18,500 per initial BOE/day.

Approximately two thirds of our development capital was invested in gas-related projects and one third directed toward oil-related projects. Operated projects accounted for just over half of our capital spending. Drilling activity continued to be focused on the development of our shallow natural gas assets in southern Alberta and southwest Saskatchewan where increased drilling density (up to 16 wells per section in selected areas) complemented our traditional programs (two to eight wells per section). The shallow gas areas around Hanna Garden, Medicine Hat, Verger, Countess and Bantry comprised the majority of our operated drilling activity. We also had active operated drilling and facility programs in oil dominated areas such as Joarcam, Giltedge, Medicine Hat Glauconitic “C” and others. The Shackleton and Hatton shallow gas areas in southwest Saskatchewan, the Deep Basin area of northwest Alberta, the Foothills region of western Alberta, Joffre coalbed methane (“CBM”) and Joslyn SAGD development were the focus areas of our non-operated capital investment activity in 2004.

2005 activity promises to be even more robust as our conventional capital program is expected to exceed our current levels. In addition, we expect to invest approximately $30 million in our Joslyn oil sands joint venture project for total capital expenditures around $275 million. Over all, investments will be split approximately 55% in gas-related projects and 45% in oil-related projects.

					Dry &
	Crude Oil		Natural Gas		Abandoned
2004 Drilling Activity	Wells		Wells		Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Operated	36.0	33.8	318.0	235.3	1.0	0.5	355.0	269.6
Non-Operated	64.0	8.0	328.0	89.3	1.0	0.2	393.0	97.5
Total	100.0	41.8	646.0	324.6	2.0	0.7	748.0	367.1

The following table shows the various capital efficiencies achieved in our core development areas:

2004 Capital Efficiency Summary

				2005
		2004 Initial		Estimated
	2004 Capital	Production	2004	Capital
Area	($MM)	(BOE/day)	$/BOE/day	($MM)
Shallow Gas	$57.1	3,100	$18,400	$54.0
Waterfloods	38.7	1,500	25,800	55.0
Joint Venture Deep Gas	21.4	1,700	12,600	25.0
Joslyn SAGD	8.3	-	-	30.0
CBM	9.3	330	28,200	27.0
Other	72.0	4,570	15,750	84.0
Total	$206.8	11,200	18,500	$275.0

Shallow Natural Gas Development

Shallow gas encompasses seven key properties located in southern Alberta and southwest Saskatchewan, including new areas acquired through the Ice Energy and ChevronTexaco transactions in 2004. We have grown the production from 12 MMcf/day (2,000 BOE/day) in the late-90s, to almost 84 MMcf/day (14,000 BOE/day) today through both development and acquisitions. Operating over 70% of our production volumes, shallow gas now represents approximately 18% of our current production and 20% of our reserves with over 500 billion cubic feet of proved plus probable reserves (83 MMBOE). The asset base also carries a substantial reserve life index of 17 years.

Shallow gas is also our most active drilling area where we have typically participated in over 200 net wells per year. In 2004, we invested $57.1 million to add 3,100 BOE/day at an average on-stream cost of $18,400/BOE/day. We drilled over 220 conventional gross wells (two to eight wells per section) in seven different areas. We also successfully tested a high density shallow gas infill program by drilling 75 gross wells at up to 16 wells per section in five different areas. The success of this high density infill program confirmed significant infill drilling potential which will support continued drilling activity at the current levels for several years to come. We also pursued an active re-frac program whereby existing wells are restimulated to increase productivity. Optimization efforts relating to handling lower pressure and/or higher watercut wells and increased compression and facility debottlenecking programs were also pursued.

In 2005, approximately $54 million will be invested to drill in the area of 400 gross wells (225 net) within this property base including approximately 90 high density gross shallow gas wells.

Waterflood Development

Waterflood development is another core competency of Enerplus. In 2004, we expanded our opportunity to apply our knowledge with the purchase of the Virden properties, acquired in the ChevronTexaco transaction. Crude oil production attributable to both operated and non-operated waterfloods increased in 2004 to exit the year at 20,500 BOE/day and now represents about 25% of our current production. Remaining proved plus probable reserves are over 100 million barrels and the remaining reserve life index is 15.7 years. This asset base provides 25% of our corporate reserves as well as long-term sustainable cash flow and significant leverage to improved recovery.

We operate 12 major waterflood areas with an average working interest of over 80%. Our major operated fields contain over 1 billion barrels net of original oil in place with an average recovery to date of approximately 25% and a current expected ultimate recovery of approximately 30%. We plan to continue our rigorous reservoir and waterflood management activities given that a one percent increase in ultimate recovery across these fields would increase recoverable reserves by 10 MMbbls.

As a result of robust oil prices and attractive opportunities within our asset base, we invested $38.7 million in 2004 to pursue infill drilling, optimization activities on producing wells, water injection enhancements and debottlenecking of facilities. A total of 45 gross wells (26.6 net) were drilled along with significant facility and optimization projects in Giltedge, Joarcam, Medicine Hat Glauconitic “C” and Pembina 5-Way. Our program resulted in production increases of 1,500 BOE/day with an average on-stream cost of $25,800/BOE/day.

We will continue to build on our recent successes during 2005 with a planned capital program of approximately
$55 million directed at additional infill drilling and other optimization opportunities. Significant programs include:

•	Infill development program at Pembina ($12 million);
•	Development and expansion of the Joarcam oil play ($9 million);

•	Expansion of the newly acquired Sunburst oil play in north Bantry ($7 million);
•	Development of the newly acquired Virden waterflood assets ($6 million);
•	Horizontal well development in several southeast Saskatchewan oil fields ($4 million);
•	Infill drilling and further optimization at Giltedge ($2.5 million).

Joint Venture Deep Gas

Joint Venture deep gas includes our positions in Deep Basin and the northern and southern Foothills of Alberta that are dominated by deep, expensive and high-impact gas opportunities. We have grown our production in these properties from 18 MMcf/day (3,000 BOE/day) in 2000 to almost 50 MMcf/day (8,200 BOE/day) by year-end 2004. This region represents about 10% of our total production and 9% (37 MMBOE) of our proved plus probable reserves and has an attractive RLI of 11.7 years.

We continued to participate in deep gas development in 2004 investing $21.4 million with partners to drill 84 gross (6.5 net) wells and expand and optimize critical gathering systems. These expenditures resulted in approximately 1,700 BOE/day of new production at an attractive on-stream cost of $12,600/BOE/day.

We plan to continue to participate with our partners in 2005 and expect to invest $25 million in drilling 80 gross (5 net) wells over the year. We will also continue to evaluate other opportunities to expand this aspect of our portfolio given the attractive economics and success we have enjoyed.

SAGD Development

Enerplus is unique as we are the only oil and gas trust participating in both conventional production and oil sands development through our 16% working interest ownership in Oil Sands Lease #24 (“Joslyn Creek” or “Joslyn”). The lease is located in the Athabasca Oil Sands fairway of northeastern Alberta near other significant oil sands projects and has both steam assisted gravity drainage (“SAGD”) and mining potential.

In 2002, we made a strategic investment in anticipation of the growing oil sands opportunity in western Canada. While a number of challenges remain outstanding before the project is commercial, progress to date is ahead of expectations and the strategic rationale of adding low-cost, long-life reserves at an attractive point in the value creation process is being confirmed. To date, we have invested a total of $29 million through 2004 including our initial investment of $16.4 million and additional expenditures for resource quantification, engineering, regulatory approvals and the currently producing SAGD Phase I. At year-end 2004, 48 million BOE of probable SAGD reserves as assessed by third party engineering were included in our reserve report. This represents 12% of our year-end reserves.

During 2004, a number of significant milestones were achieved in the development of the Joslyn lease including:

•	Completion of the SAGD Phase I well pair pilot during the third quarter as planned with initial production rates in line with expectations.
•	Further delineation of the resource potential through the drilling of 200 core holes in late 2004/early 2005.
•	Acceleration of the Phase II development plans for a 10,000 bbl/day commercial SAGD project (1,600 bbls/day net to Enerplus).
•	Initiation of the regulatory application for SAGD Phase IIIA which is the first 15,000 bbl/day expansion which is expected to begin steaming in late 2007.
•	Advancement of the mining potential.

Going forward, Joslyn will be developed by way of two additional phases of SAGD recovery and potentially four phases of oil sands mining recoveries. Collectively the SAGD potential could be as much as 40,000 bbls/day (6,400 bbls/day net) and the mining potential could offer Enerplus attractive options to either participate in or monetize the mining interests over time.

In 2005, we expect to complete another winter core-hole drilling program involving more than 180 gross delineation wells, increasing the Joslyn well database to more than 800 wells. Our share of the 2005 capital and pre-commercial production operating expenditures is expected to be approximately $30 million.

Coalbed Methane (“CBM”)

Enerplus is well positioned to participate in CBM development through our existing asset base. We are pursuing three commercial scale CBM plays that are in the prolific central Alberta fairway and are evaluating pilot projects to determine the commercial viability in several other areas within our prospective land base.

In 2004, we spent $9.3 million on CBM commercial development and piloting efforts that added 2 MMcf/day of gas at an on-stream cost of $28,200/BOE/day. These costs included a high percentage of infrastructure costs which should moderate in 2005 and drive a lower on-stream cost. Key commercial development areas include Joffre (non-operated) and Trochu (operated) acquired in the Ice Energy transaction as well as Bashaw (operated). We are also piloting projects in Hanna Garden, Sylvan Lake and Bantry among others. To evaluate the potential for CO2 enhanced recovery of CBM, we are participating in an industry sponsored pilot with seven government agencies and six industry partners.

We will invest the majority of our 2005 CBM budget of $27 million in the commercial developments in Joffre, Trochu and Bashaw. We will also continue the evaluation of CBM potential in other areas. Overall, we plan to drill 121 gross wells (73 net) in 2005, increasing production from two to eight million cubic feet per day by year-end. Should any of the pilot areas prove commercial, significant follow-on drilling potential would exist.

ACQUISITIONS AND DIVESTMENTS

In 2004, we successfully completed the largest acquisition in Enerplus history, the $467.2 million purchase of conventional oil and gas assets from ChevronTexaco Corporation (“ChevronTexaco”). This transaction, combined with other acquisitions including the $130.5 million purchase of Ice Energy Limited (“Ice Energy”), resulted in Enerplus investing a total of $636.3 million in oil and gas properties. We expanded our interests in our Bantry and Weyburn properties and added several new core areas including Chinchaga, Mitsue, Shackleton and Virden. In total, 50.3 MMBOE of proved plus probable reserves and approximately 14,600 BOE/day of production was added.

We continued our active portfolio management strategy and monetized smaller non-core assets with limited upside, low netbacks and potential reserves risk. In 2004, we sold several non-core properties for total proceeds of $31.7 million representing 1.2 MMBOE of proved plus probable reserves and 673 BOE/day of production. Transactions included the disposition of certain deep mineral rights and scattered production in Bantry for $16.4 million cash while retaining an ongoing royalty interest in the properties.

We are currently marketing an offering of non-core properties with closings expected in the first quarter of 2005. We anticipate selling approximately 2,500 BOE/day for net proceeds in the order of $60 million. These divestments would represent approximately two percent of our year-end reserves by volume. The properties are in non-core areas with higher operating costs, have limited upside potential and a high percentage of heavy oil. We expect these divestments will have a minor positive impact on our 2005 operating costs.

2004 Acquisition and Divestment Summary

				Cost of
				Proved
		Proved plus		plus
	Cost/	Probable		Probable	Cost per
	Proceeds	Reserves	Production	Reserves(1)	Daily
	($millions)	(MBOE)	(BOE/day)	($/BOE)	BOE(1)
Acquired(2)	$636.3	50,292	14,579	$12.65	$43,645
Divested	31.7	1,227	673	25.84	47,103
Net	$604.6	49,065	13,906	$12.32	$43,478

(1)	Based on initial cost excluding future development capital if any
(2)	Ice Energy reserves evaluated internally at time of acquisition applying NI 51-101 guidelines

Ice Energy Limited

In 2003, Enerplus made a common equity investment into Ice Energy Limited, a junior Canadian oil and gas exploration company, establishing a 13% ownership position and securing a seat on the Board of Directors. In early 2004, we completed the corporate acquisition of the remaining shares and debt for a total purchase price of $130.5 million. The proved plus probable reserves acquired totaled 13.7 MMBOE with production of 2,300 BOE/day at closing. The acquired assets are highly concentrated with shallow gas and coalbed methane development potential. At the time of the acquisition, we identified over 250 net drilling locations on these properties with additional upside potential. We drilled 120 gross wells (58.3 net) during 2004 and plan to spend $25 million in development capital in 2005 drilling approximately 90 net wells.

ChevronTexaco assets

On June 30, 2004, a consortium including Enerplus closed the acquisition of ChevronTexaco’s western Canadian conventional oil and gas interests for $1.1 billion, of which our investment was $467.2 million. The consortium of three parties was formed to facilitate the acquisition based on the strategic fit of the assets with the parties’ respective risk profiles. The acquisition added approximately 33.4 MMBOE of proved plus probable reserves and 11,500 BOE/day of production to us.

The ChevronTexaco assets are highly concentrated properties that fit our technical focus areas of waterflood development and shallow gas drilling. The properties also include a high component of royalty interests. Royalty interests provide us with a high netback revenue stream with significant low risk upside through third party drilling. As royalty owners, we are not required to pay either operating costs or any future capital costs. Overall, the properties were undercapitalized in recent years providing us with numerous opportunities. Since our initial evaluation of the acquired properties, we have identified further development opportunities on the assets and have increased our planned capital expenditure accordingly. In 2005, we plan on drilling a minimum of 15 gross wells with capital expenditures of over $23 million, up from the $12.9 million we originally estimated. In addition, third-party drilling activity has also accelerated on our royalty interest lands. By the end of 2005, we anticipate approximately 300 locations will have been drilled on royalty lands since the acquisition, almost double the drilling activity originally estimated over this period.

RESERVES

2004 was the second year under National Instrument 51-101 (“NI 51-101”) which was introduced last year in an effort to improve and standardize reserve reporting within the industry. Our 2004 year-end reserve report was notable on a number of fronts including:

•
Record level of proved plus probable reserves of 406 million BOE, a 24% increase over last year due to an active acquisition year (49 million BOE net of divestments) and the addition of 48 million BOE of probable reserves associated with the Joslyn lease.

•	Replaced 384% of production through accretive acquisitions and internal development on a proved plus probable basis and 209% on a proved basis.

•
Proved reserves increased 30 million BOE or 12%, from 249 million BOE to 279 million BOE. This was a result of our acquisitions, capital program and better performance in our base production that allowed a portion of our probable reserves to be reclassified as proved producing. The success of our internal development efforts, especially our 16 well per section shallow gas program, was a key contributing factor.

•
Attractive FD&A costs given the robust commodity and acquisition market of $11.34/BOE using NI 51-101 methodology and $7.68/BOE under the historic methodology which excludes changes in future development capital.

•	An attractive recycle ratio of 1.9x.

•	Increased Net Asset Value per unit due to higher production and reserve levels and higher future price expectations.

•	9 million BOE net reserve additions as a result of our active internal development program excluding acquisitions, divestments and Joslyn.

Reserve Reporting and Determination Methodologies

Two external, independent third party engineering firms were used to evaluate and review our reserves this year. Sproule Associates Limited (“Sproule”), our historical independent engineering evaluators, evaluated our conventional reserves. Gilbert Laustsen Jung Associates Ltd. (“GLJ”) evaluated the Joslyn SAGD bitumen reserves as they have previously performed such evaluations for the operator of the Joslyn project. Sproule evaluated 88% of the total proved plus probable value (discounted at 10%) of the Fund’s year-end reserves, exclusive of the Joslyn SAGD project and, in keeping with NI 51-101, has reviewed the remainder of the reserves internally evaluated by Enerplus. GLJ evaluated the SAGD potential within the Joslyn lease using the Sproule forecast price and cost assumptions as of January 1, 2005, to maintain consistency.

The following tables report company interest reserves that include gross working interest reserves and owned royalty interest reserves using forecast prices. In addition, net and gross reserve information calculated in accordance with NI 51-101 using forecast prices is contained under the “Supplementary Information” section of this report. Our reserve statement, which includes complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, as contained within our Annual Information Form will be available on our website at www.enerplus.com and on our SEDAR profile at www.sedar.com prior to March 31, 2005. Additionally, the Annual Information Form will be part of our Form 40-F that will be filed with the SEC and available on www.edgar.com prior to March 31, 2005.

Probable reserves are risked by our third party engineering firms or our own internal evaluators under the review of the third party engineering firm. Care should be used when comparing U.S. and Canadian style reserves and production reporting between companies. In the U.S., reserve estimates are calculated using prices and costs held constant at amounts in effect at the date of the reserve report. Also in the U.S. only proved reserves are reported. Proved reserve standards in the U.S. may not be comparable to the Canadian standards. Generally, Canadian standards for reporting proved reserves may be more conservative than U.S. standards for reporting proved reserves. In the U.S., only net reserves are typically reported.

As this is the second year under NI 51-101 regulation, our reserve summary and reserve reconciliation tables do not attempt to break out differences attributable to NI 51-101 since both years are using the same methodology. FD&A calculations, however, continue to include three-year average costs which incorporate 2002 year-end reserves which were not determined using NI 51-101. Given the new rules, comparisons year-over-year can be difficult. To assist investors this year, we will continue to provide FD&A calculated using NI 51-101 and using the historic method that ignores future development capital (“FDC”). In 2005, we will have three years of reserves prepared under NI 51-101 guidelines and therefore will no longer include the historic methodology.

All evaluations of future net production revenues set forth in the tables are stated without provision for income taxes, abandonment costs on wells and facilities where reserves are not assigned or associated general and administrative costs. The present value of all future cash flows at December 31, 2004 was based upon crude oil and natural gas pricing assumptions prepared by Sproule. These prices were applied to both the reserves evaluated by Sproule and GLJ. The base reference prices and exchange rates used by Sproule are detailed below.

Sproule December 31, 2004 - Forecast Price and Cost Assumptions

				Differential to	natural gas
		light crude (1)	Hardisty Heavy	Hardisty Heavy	30 day spot
	WTI crude oil	Edmonton	12° API	12° API	@ AECO	exchange rate
	US$/bbl	CDN$/bbl	CDN$/bbl	CDN$/bbl	CDN$/MMbtu	CDN$/US$
2005	$44.29	$51.25	$28.91	$10.00	$6.97	$0.84
2006	41.60	48.03	28.12	8.00	6.66	0.84
2007	37.09	42.64	26.19	6.50	6.21	0.84
2008	33.46	38.31	25.06	6.25	5.73	0.84
2009	31.84	36.36	23.60	5.50	5.37	0.84
Thereafter	+ 1.5%	+ 1.5%	+ 1.5%	+1.5%	+ 1.5%	0.84

(1)	Edmonton refinery postings for 40 degree API, 0.4% sulphur content crude

Reserve Summary

The following table sets out our company interest volumes by production type and reserve category under a forecast price scenario. Under different price scenarios, these reserves could vary as a change in price can affect the economic limit and reserves associated with a property.

2004 Reserve Summary - Company Interest Volumes (forecast prices)

	light &
	medium				natural gas
	oil	heavy oil	bitumen	total oil	liquids	natural gas	total
	(Mbbs)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Proved developed producing	70,078	28,274	-	98,352	11,293	804.3	243,696
Proved developed non-producing	104	66	-	170	623	26.3	5,176
Proved undeveloped	2,857	3,029	-	5,886	860	141.0	30,245
Total Proved Reserves	73,039	31,369	-	104,408	12,776	971.6	279,117
Probable Reserves	17,180	9,603	47,747	74,530	3,292	295.7	127,105
Total Proved plus Probable Reserves	90,219	40,972	47,747	178,938	16,068	1,267.3	406,222

Reserve Reconciliation

The following tables reconcile the reported volumes of company interest reserves from December 31, 2003 to December 31, 2004 and highlight which production type and reserves categories contributed to the change.

Proved Reserves - Company Interest Volumes (forecast prices)

	light &
	medium				natural gas
	oil	heavy oil	bitumen	total oil	liquids	natural gas	total
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Proved Reserves at Dec. 31, 2003	65,773	25,290	-	91,063	13,571	867.2	249,168
Acquisitions	9,753	2,052	-	11,805	526	94.3	28,043
Divestments	(22)	(152)	-	(174)	(13)	(2.3)	(570)
Discoveries	322	-	-	322	44	0.9	518
Extensions	180	(739)	-	(559)	217	16.4	2,391
Technical Revisions	1,295	7,378	-	8,673	(267)	15.7	11,020
Economic Factors	700	200	-	900	100	3.2	1,533
Improved Recovery	1,433	296	-	1,729	208	75.4	14,512
Production	(6,395)	(2,956)	-	(9,351)	(1,610)	(99.2)	(27,498)
Proved Reserves at Dec. 31, 2004	73,039	31,369	-	104,408	12,776	971.6	279,117

Probable Reserves - Company Interest Volumes (forecast prices)

	light &
	medium				natural gas
	oil	heavy oil	bitumen	total oil	liquids	natural gas	total
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Probable Reserves at Dec. 31, 2003	20,342	7,465	-	27,807	3,742	284.1	78,898
Acquisitions	7,963	1,089	-	9,052	282	77.5	22,249
Divestments	(22)	(273)	-	(295)	(16)	(2.1)	(657)
Discoveries	69	-	-	69	16	0.3	140
Extensions	797	(81)	47,747	48,463	78	1.5	48,792
Technical Revisions	(12,226)	1,355	-	(10,871)	(857)	(78.0)	(24,727)
Economic Factors	200	-	-	200	-	1.0	367
Improved Recovery	57	48	-	105	47	11.4	2,043
Production	-	-	-	-	-	-	-
Probable Reserves at Dec. 31, 2004	17,180	9,603	47,747	74,530	3,292	295.7	127,105

Proved Plus Probable Reserves - Company Interest Volumes (forecast prices)

	light &
	medium	heavy			natural gas
	oil	oil	bitumen	total oil	liquids	natural gas	total
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Proved Plus Probable Reserves at Dec. 31, 2003	86,115	32,755	-	118,870	17,313	1,151.3	328,066
Acquisitions	17,716	3,141	-	20,857	808	171.8	50,292
Divestments	(44)	(425)	-	(469)	(29)	(4.4)	(1,227)
Discoveries	391	-	-	391	60	1.2	658
Extensions	977	(820)	47,747	47,904	295	17.9	51,183
Technical Revisions	(10,931)	8,733	-	(2,198)	(1,124)	(62.3)	(13,707)
Economic Factors	900	200	-	1,100	100	4.2	1,900
Improved Recovery	1,490	344	-	1,834	255	86.8	16,555
Production	(6,395)	(2,956)	-	(9,351)	(1,610)	(99.2)	(27,498)
Proved Plus Probable Reserves at Dec. 31, 2004	90,219	40,972	47,747	178,938	16,068	1,267.3	406,222

Net Present Value

These schedules have been prepared on the basis that no cash income tax will be paid by Enerplus or our operating subsidiaries in the future. Under our current structure and existing tax legislation, annual taxable income is transferred from our operating entities to the Fund through interest, royalty and other payments. We, in turn, make distributions to our unitholders and therefore currently do not incur any cash income tax. As a result, after-tax future net revenues from oil and gas reserves are equal to before tax future net revenues from oil and gas reserves.

The following table shows the net present value of future net revenue from Enerplus’ reserves using the forecast prices shown. The estimated future net revenues disclosed do not represent the fair market value of Enerplus’ reserves.

Net Present Value of Future Production Revenue - Forecast Prices and Costs

$ Millions, including ARTC, discounted at	0%	5%	10%	15%
Proved developed producing	$4,339	$2,993	$2,362	$1,990
Proved developed non-producing	84	60	46	37
Proved undeveloped	388	254	175	125
Total Proved Reserves	4,811	3,307	2,583	2,152
Probable Reserves	1,499	715	440	312
Probable Reserves Joslyn SAGD Bitumen	357	139	52	15
Proved plus Probable Reserves at Dec. 31, 2004	$6,667	$4,161	$3,075	$2,479

Net Asset Value

Enerplus’ net asset value is measured with reference to the present value of all future net revenues from our reserves as estimated by our independent reserve engineers, Sproule and GLJ, plus land values, adjusted for working capital and long-term debt at year-end. This calculation can vary significantly depending on the oil and natural gas price assumptions used by the independent reserve engineers. In addition, this calculation ignores “going concern” value and assumes only the reserves identified in the reserve reports with no further acquisitions, despite our 19 year history of replacing production through acquisitions and development.

Net Asset Value - Forecast Prices and Costs

$ Millions, except per trust unit amount, discounted at	0%	5%	10%	15%
Present value of proved plus probable reserves at Dec. 31, 2004	$6,667	$4,161	$3,075	$2,479
Undeveloped acreage and seismic (acreage valued at $50/acre)	21	21	21	21
Long-term debt	(585)	(585)	(585)	(585)
Net Working Capital excluding distributions to unitholders	(62)	(62)	(62)	(62)
Net asset value	$6,042	$3,536	$2,449	$1,854
Net asset value per Trust Unit (1)	$58.02	$33.95	$23.52	$17.80

(1)	Based on 104,124,000 Trust Units outstanding as at December 31, 2004.

Finding, Development and Acquisition Costs

Despite increasing cost pressures on FD&A costs, Enerplus maintained an attractive FD&A cost and more importantly, an attractive recycle ratio in 2004 and on a three-year average. Given the high commodity price environment and a robust merger and acquisition market, costs have been escalating across the industry for both acquisitions and internal development projects. Despite these increasing FD&A cost pressures, high commodity prices still provide compelling recycle ratios. Our one-year and three-year recycle ratios are a healthy 1.9x and 1.8x respectively.

FD&A costs under NI 51-101 include FDC. This provides a more representative view of the full cost of reserve additions, as it accounts for future costs to bring the reserves to market. Under the historic method, FD&A costs are understated as reserves are included without taking into account the future capital expenditures required to fully develop the reserve base. We have included the historic method only for comparison purposes to prior year results before the use of NI 51-101.

We focus on FD&A in lieu of finding and development costs ("F&D") only as it is a more comprehensive measure given the significance of acquisitions to our ongoing business model. We calculate FD&A costs using the NI 51-101 methodology for F&D by including the year-over-year change in future development capital ("FDC"). This provides a more representative view of the true cost of reserve additions. Note however, that the aggregate of the development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

This year there was a significant increase in FDC due to the Joslyn oil sands project, our 16 well per section drilling program and future development activities associated with our acquisitions. The change in FDC associated with conventional reserves increased $121 million with approximately $50 million attributable to recent acquisitions (ChevronTexaco and Ice Energy) and a significant portion attributable to increased density shallow gas drilling from 2005 through 2017. Joslyn added another $266 million in FDC which provides SAGD development effectively through Phase IIIB.

FD&A Costs Under NI 51-101
(including future development capital)

($ millions, except per BOE amounts)	2004	2003	2002
Proved Reserves
Capital expenditures and net acquisitions	811.5	309.8	357.3
Net change in future development capital	99.0	(26.1)	58.6
Company reserve additions (MMBOE)	57.5	(13.8)	41.7
FD&A costs ($/BOE)	$15.83	N/A(1)	$9.97
Three-year average FD&A costs ($/BOE)(2)	$18.85	$11.41	$8.48
Proved plus Probable Reserves (Prior to 2003 - Established)
Excluding Joslyn SAGD:
Capital expenditures and net acquisitions	803.2	305.6	340.7
Net change in future development capital	120.7	(43.0)	48.0
Company reserve additions (MMBOE)	58.0	23.0	41.0
Joslyn SAGD:
Capital expenditures and net acquisitions	8.3	4.2	16.6
Net change in future development capital	266.1	-	-
Company reserve additions (MMBOE)	47.7	-	-
FD&A costs ($/BOE)	$11.34	$11.60	$9.89
Three-year average FD&A costs ($/BOE) (2)	$11.02	$8.54	$7.88

(1)	As the negative proved revisions during 2003 were greater than the reserve additions, the FD&A cost for 2003 is not determinable.
(2)	FD&A calculated over a three-year period.

FD&A Costs Under Historic Methodology
(excluding future development capital)

($ millions, except per BOE amounts)	2004	2003(1)	2002
Proved Reserves
Capital expenditures and net acquisitions	811.5	309.8	357.3
Company reserve additions (MMBOE)	57.5	28.1	41.7
FD&A costs ($/BOE)	$14.11	$11.02	$8.57
Three-year average FD&A costs ($/BOE) (2)	$11.62	$8.50	$8.08
Proved plus Probable Reserves (Prior to 2003 - Established)
Excluding Joslyn SAGD:
Capital expenditures and net acquisitions	803.2	305.6	340.7
Company reserve additions (MMBOE)	58.0	33.1	41.0
Joslyn SAGD:
Capital expenditures and net acquisitions	8.3	4.2	16.6
Company reserve additions (MMBOE)	47.7	-	-
FD&A costs ($/BOE)	$7.68	$9.36	$8.72
Three-year average FD&A costs ($/BOE) (2)	$8.22	$7.86	$7.46

(1)	2003 reserve volumes are adjusted to negate the impacts of NI 51-101.
(2)	Calculated as FD&A over a three-year period.

Recycle Ratio

Recycle ratio is the product of operating income divided by FD&A. This measure is indicative of the value creation within the business although it does not include all costs.

Recycle Ratio*	2004	2003	2002
Operating income ($/BOE)	21.86	20.89	15.50
Finding, development and acquisition costs ($/BOE)	11.34	11.60	9.89
Recycle ratio	1.9x	1.8x	1.6x
Three-year average recycle ratio	1.8x	1.9x	2.1x

*proved plus probable reserves in 2004 & 2003 - established reserves in 2002

Production and Reserves Per Trust Unit

The following tables set out our production and reserves per debt-adjusted trust unit for the three years ended 2004. It is important to note that these measures do not reflect the value of the cash distributions of $11.84 per trust unit paid to unitholders during the three-year period.

Both production and reserves per trust unit have been relatively stable for the last three years, although they can vary from year to year based on a number of factors. Over the long-term, we strive to maintain or increase these metrics, however, this remains a challenge in the context of the current industry environment due to:

•	the increasing future value of each underlying barrel of oil and Mcf of gas;
•	the current competitive environment for oil & gas assets;
•	the depleting nature of our reserve base;
•	the increasing costs associated with developing new production; and,
•	timing delays between capital investments, equity financings and the ultimate realization of production and reserves from these efforts

Production per debt-adjusted trust unit is measured in respect of the average production for the year, and the weighted average number of trust units outstanding during the year. The measurements are then debt-adjusted by assuming additional trust units are issued at quarter-end unit prices to replace long-term debt outstanding at each quarter-end. The average number of trust units created over the four quarters is then added to the weighted average number of trust units to obtain the debt-adjusted number of trust units for the year.

Production per Debt-Adjusted Trust Unit	2004	2003	2002
Average daily production	75,130	69,414	62,784
Debt-adjusted weighted average trust units (000’s)	112,381	99,051	86,430
Production per debt-adjusted trust unit (BOE/unit)	0.245	0.256	0.265

Reserves per debt-adjusted trust unit are measured in respect of year-end proved plus probable reserves and the number of units outstanding at year-end. To eliminate the temporary timing effects of financing decisions, we have debt-adjusted these measurements by assuming we issue additional trust units at year-end prices to replace year-end long-term debt.

Reserves per Debt-Adjusted Trust Unit	2004	2003	2002*
Year-end proved plus probable reserves*	406,222	328,066	330,442
Debt-adjusted trust units outstanding at year-end (000’s)	117,541	100,898	95,794
Reserves per debt-adjusted trust unit (BOE/unit)	3.46	3.25	3.45

*2002 includes proved plus risked probable reserves

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated February 24, 2005 and is to be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003. All amounts are stated in Canadian dollars unless otherwise specified. All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.

Throughout the MD&A, we use the terms funds flow from operations (“funds flow”) and cash available for distribution. These terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and therefore they may not be comparable with the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is used by management to analyze operating performance, leverage and liquidity. All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital. Cash available for distribution is calculated using funds flow less cash withheld for acquisitions and capital expenditures.

2004 OVERVIEW

We started 2004 with the acquisition of Ice Energy Limited (“Ice Energy”) for $130.5 million in January which secured development opportunities in Saskatchewan and Alberta shallow gas areas. In June, we completed the single largest acquisition in our 19-year history with the acquisition of certain properties from ChevronTexaco Corporation (“ChevronTexaco”) for $467.2 million. This acquisition added additional shallow gas and crude oil waterflood opportunities to our asset base. Against this backdrop of acquisition activity, we posted a record year for capital expenditures on our existing properties spending $206.8 million on development projects and drilling 367 net wells with a success rate of 99%.

Production increased 8% year-over-year, reflecting the partial-year impact of the acquisitions and the results of our capital program. Our average selling price per BOE also increased 11% in 2004 on the strength of higher crude oil prices and slightly higher natural gas prices. The combination of higher production and higher prices helped fuel an increase in revenues. In addition, we experienced an increase in operating costs and general and administrative costs as a result of the higher activity levels and corresponding competitive pressures within the industry for services as well as higher performance based compensation costs. For 2004, our funds flow from operations increased to $540.0 million from $413.2 million in 2003. Our payout ratio decreased to 79% as we held distributions per trust unit constant throughout 2004 and chose to reinvest the additional funds flow into acquisitions and capital development opportunities.

RESULTS OF OPERATIONS

Production

Daily production during 2004 averaged 75,130 BOE/day, an 8% increase over average production volumes of 69,414 BOE/day for 2003. This increase was primarily due to the acquisitions of Ice Energy, which closed January 7, 2004 and ChevronTexaco, which closed June 30, 2004.

Our average production during 2004 was weighted 60% natural gas and 40% liquids on a BOE basis. Furthermore, production was widely distributed across more than 300 producing areas in Alberta, Saskatchewan, British Columbia and Manitoba. No single area accounted for more than 7% of total production. With this diverse production base there is less risk that operational problems with a single property will have a material impact on our production and funds flow.

Average production volumes for the years ended December 31, 2004 and 2003 are outlined below:

Daily Production Volumes	2004	2003	% Change
Natural gas (Mcf/day)	271,091	240,907	13%
Crude oil (bbls/day)	25,550	24,597	4%
Natural gas liquids (bbls/day)	4,398	4,666	(6%)
Total daily sales (BOE/day)	75,130	69,414	8%

Enerplus’ exit production for the month of December 2004 averaged approximately 80,000 BOE/day. We expect production for 2005 will average 75,500 BOE/day. This estimate takes into account natural reservoir declines and forecast development expenditures of $275 million. The estimate is before the effects of any future acquisitions, however, it assumes we will dispose of non-core properties throughout the first quarter of 2005 for proceeds of approximately $60 million. These non-core properties are currently producing approximately 2,500 BOE/day.

Similar to our experience in 2004, we expect a greater portion of our 2005 capital program to be implemented in the latter part of the year, helping to increase our forecast exit production to approximately 77,500 BOE/day without consideration of any acquisitions or further divestments.

Pricing

Our earnings, funds flow and financial condition are dependent on the prices received for our natural gas and crude oil production. Natural gas and crude oil prices have fluctuated widely during recent years.

The following table compares the Fund’s average selling prices for 2004 with those of 2003. It also compares the benchmark price indices for the same periods.

Average Selling Price (1)	2004	2003	% Change
Natural gas (per Mcf)	$6.56	$6.30	4%
Crude oil (per bbl)	43.80	36.15	21%
Natural gas liquids (per bbl)	38.14	33.43	14%
Per BOE	$40.90	$36.94	11%

(1)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Average Benchmark Pricing	2004	2003	% Change
AECO natural gas (C$/Mcf)	$6.79	$6.70	1%
NYMEX natural gas (US$/Mcf)	6.09	5.54	10%
NYMEX natural gas: C$ equivalent (C$/Mcf)	7.91	7.69	3%
WTI crude oil (US$/bbl)	41.40	31.04	33%
WTI crude oil: C$ equivalent (C$/bbl)	$53.77	$43.11	25%
CDN$/US$ exchange rate	$0.77	$0.72	7%

At the outset of 2004, the AECO benchmark natural gas price was approximately $7.00/Mcf due to winter demand, however milder weather caused the prices to retreat to around $6.00/Mcf. Storage gas was purchased in the initial summer months of April and May at similarly high prices, but once it became evident there would be no difficulty in returning storage to normal levels, the price fell to a low of $5.00/Mcf in September. Winter weather speculation combined with the strength in the crude oil market returned prices to average greater than $7.00/Mcf during the last quarter of 2004. Overall, the average annual AECO gas price was only 1% higher in 2004 compared to 2003.

Our natural gas selling price increased 4% over the prior year as a result of a portion of our gas being sold directly into U.S. destinations such as Chicago, which benefited from the 3% increase in Canadian dollar NYMEX pricing during 2004. As well, the netbacks we received from our aggregator sales were higher due to the increase in the NYMEX benchmark price.

As indicated by the current market for future prices (the “forward market”), AECO natural gas prices are currently expected to average $6.85/Mcf for 2005. Concerns remain that North American gas production may not keep pace with demand although, in the near term, North American storage remains ahead of historical averages. The tight balance between supply and demand will continue to create volatility whenever there are unexpected changes to weather, storage or economic activity.

The crude oil benchmark West Texas Intermediate (“WTI”) price entered 2004 at US$33.78/bbl, experienced a peak of US$55.17/bbl late in October and closed the year at US$43.45/bbl. Overall, WTI prices were 33% higher in 2004 compared to 2003. Continued instability in the Middle East combined with growing demand from Asia served to keep prices above US$35.00/bbl throughout 2004.

Approximately 27% of our liquids production is classified as heavy and as a result, the widening heavy oil differentials impacted our average crude oil selling price for the year. For example, the price discount to WTI for the Lloydminster Blend heavy oil stream increased from US$8.45/bbl to US$13.40/bbl in 2004. These widening differentials caused our average crude oil prices to increase by only 21% compared to the WTI benchmark in Canadian dollars which increased 25%.

The forward market currently predicts crude oil prices will average US$47.82/bbl for 2005. Increasing demand from China, political and labour unrest in Venezuela and Nigeria, as well as continued price support from OPEC, keeps upward pressure on the price of oil despite some indication of adequate short-term storage.

Throughout 2004 the Canadian dollar strengthened 7% against the U.S. dollar. The strengthening CDN$/US$ exchange rate reduced prices received for our crude oil and a portion of our natural gas. Most of Canada’s crude oil and natural gas is exported to the U.S. and is priced with reference to the U.S. dollar denominated benchmarks. The Canadian dollar’s strengthening against its U.S. counterpart mirrored the performance of the Euro and many other world currencies during the year. The CDN$/US$ exchange rate entered 2004 at approximately $0.77, and hit a high of $0.85 in November as the U.S. continued to face challenges related to its high government debt and ongoing issues with respect to terrorism. In addition, higher interest rates in Canada relative to the U.S. increased demand for the Canadian dollar.

The current forward market predicts a CDN$/US$ exchange rate of $0.81 for 2005. Recent economic weakness in Canada’s export sector as a result of the rapid appreciation of the Canadian dollar has dampened the likelihood that the Canadian government will be able to continue to increase interest rates relative to the U.S.

Price Risk Management

Enerplus maintains a commodity price risk management program. It is designed to provide price protection on a portion of our future production. Typically, a portion of the pricing upside is surrendered to reduce the cost of protection against a significant downturn in prices. The program is intended to provide a measure of stability to our cash distributions and balance sheet. The program also helps realize the positive economic returns from our capital development and acquisition activities.

Our commodity price risk management program incurred cash costs of $96.2 million during 2004 compared to $45.8 million during 2003. The increase in cash costs during 2004 compared to 2003 was primarily due to our three-way crude oil contracts. Record high oil prices exceeded our calls, which were priced at approximately US$30/bbl. At the time we entered into the crude oil three-way contracts we, along with the forward markets, did not expect oil prices to increase much beyond US$30/bbl for an extended period. We also incurred cash costs on our natural gas contracts, but to a lesser extent than we experienced in 2003 ($19.9 million in 2004 compared to $30.8 million in 2003). Although some of our natural gas swaps were out-of-the-money for portions of the year, gas prices tended to fluctuate within the price range of many of our derivative instruments.

Risk Management Cash Costs	2004		2003
($ millions, except per unit amounts)
Crude oil	$76.3	$8.16/bbl	$15.0	$1.67/bbl
Natural gas	19.9	$0.20/Mcf	30.8	$0.35/Mcf
Net hedging cost	$96.2	$3.50/BOE	$45.8	$1.81/BOE

We continue to adjust our risk management strategies in response to the high cash costs experienced in 2004. We view the program as insurance given the historical volatility associated with oil and gas prices. As we enter 2005, we are less concerned with utilizing “costless” instruments where the cost of the downside protection is covered entirely by the value of selling calls (upside price participation). We are more inclined to buy put protection or put spread protection and absorb the upfront costs associated with these contracts. We are also more cautious about selling calls (upside price participation) too early, as the market has proven it can move dramatically higher than the range of expectation that had been established 12 to 24 months earlier. Within the context of these refinements, we intend to continue our commodity price protection program in 2005. At the current time we do not have any CDN$/US$ exchange rate hedges associated with our revenues.

The method we use to report the effects of our commodity price risk management program has changed to reflect the new accounting pronouncements regarding hedging relationships, which we have adopted prospectively as of January 1, 2004. Enerplus designated derivative instruments such as swaps, purchased puts and costless collars as qualified hedges for accounting purposes. These instruments are evaluated quarterly to ensure they effectively hedge the underlying commodity. All of our other financial instruments such as three-way option contracts including the purchased puts imbedded within the three-way options, and the calls or puts we sell, do not qualify as effective hedges for accounting purposes. The implications of qualifying or not qualifying for hedge accounting is discussed more fully below.

The following table summarizes the effects that our financial contracts have had on income for the years ended December 31, 2004 and 2003.

	2004		2003 *
Commodity Derivative Instruments	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying as hedges:
Change in fair value - other financial contracts	$21.3	$0.77	$-	$-
Amortization of deferred financial assets	17.9	0.65	-	-
Cash costs of financial contracts	78.0	2.84	-	-
	$117.2	$4.26	$-	$-
Financial contracts qualifying as hedges:
Cash costs of financial contracts	18.2	0.66	45.8	1.81
Total cost of financial contracts	$135.4	$4.92	$45.8	$1.81

*	The new accounting rules were adopted prospectively, therefore only cash costs are reflected in 2003.

The unrealized cost of financial contracts of $21.3 million for the year ended December 31, 2004 represents the change in the fair value of financial contracts not qualifying for hedge accounting and results in a non-cash charge to earnings.

The amortization of deferred financial assets is also a result of our adopting the new accounting rules for hedging relationships. On January 1, 2004, all of our three-way financial contracts ceased to qualify for hedge accounting. As a result, we recorded a deferred financial asset representing the fair value of these contracts on that day. We are amortizing this asset to income over the life of the underlying contracts for which the deferred asset relates. The asset has been included in deferred charges and amortization of this asset was $17.9 million for the year ended December 31, 2004, representing another non-cash charge to earnings.

The cash costs associated with financial contracts that do not qualify for hedge accounting are segregated from the costs of financial contracts that do qualify for hedge accounting. During the year ended December 31, 2004 we realized cash costs of $78.0 million for financial contracts that do not qualify for hedge accounting as a result of commodity prices exceeding the ceiling price limits on many of our three-way contracts.

Cash costs for financial contracts that qualify for hedge accounting decreased to $18.2 million for the year ended December 31, 2004 compared to $45.8 million for the year ended December 31, 2003. This is a result of our three-way crude oil and natural gas contracts no longer qualifying for hedge accounting during 2004, compared to 2003 when all of our financial contracts qualified for hedge accounting.

Enerplus’ current commodity risk management positions are fully described in Note 12. The following is a summary of the physical and financial contracts in place with floor protection and ceiling caps as a percentage of net production volumes:

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Crude Oil (bbls/day)
Floor Protection	10,500	12,000	12,000	9,000	4,500	4,500	-	-
%	45%	56%	55%	40%	21%	21%	0%	0%
Upside Capped	10,500	9,000	9,000	6,000	4,500	4,500	-	-
%	45%	42%	41%	27%	21%	21%	0%	0%
Natural Gas (MMcf/day)
Floor Protection	85.5	85.5	82.7	76.3	35.2	25.7	25.7	25.7
%	39%	41%	40%	35%	16%	12%	12%	12%
Upside Capped	79.2	76.0	73.2	66.9	35.2	25.7	25.7	25.7
%	36%	36%	36%	31%	16%	12%	12%	12%

*	Percentages are net of royalties and are based on forecast production including a decline rate throughout the year.

We also entered a swap contract to fix the price of electricity on 5 megawatt hours (“MWh”), representing 26% of the power consumption of our Alberta operated properties at a price of $49.99/MWh from January 1, 2005 to December 31, 2006. The contract has been designated as a hedge and accounted for accordingly. The fair value of this instrument at December 31, 2004 is negligible. We may enter into additional electricity price swaps in 2005 to manage the cost of our operations.

Our risk management program will reduce, but not eliminate, the effects of changing prices and exchange rates, and as a result our funds flow remains sensitive to changes as demonstrated by the following table:

Estimated Effect on 2005
Funds Flow
Sensitivity Table	per Trust Unit
Change of $0.15 per Mcf in the price of AECO natural gas	$0.08
Change of US$1.00 per barrel in the price of WTI crude oil	$0.05
Change of 1,000 BOE/day in production	$0.09
Change of $0.01 in the US$/CDN$ exchange rate	$0.07
Change of 1% in interest rate	$0.05

These sensitivities reflect all commodity contracts as described in Note 12 and are based on current forward markets for 2005. To the extent the market price of crude oil and natural gas change to levels that are above the ceiling or below the floor price limits set by existing commodity contracts, the above sensitivities will no longer be relevant.

REVENUES

Crude oil and natural gas revenues for the year ended December 31, 2004 were $1,124.6 million ($1,149.7 million, net of $25.1 million transportation) compared to $935.8 million ($958.9 million, net of $23.1 million transportation) during 2003. The increase of $188.8 million or 20% is primarily due to higher crude oil and natural gas prices as well as higher crude oil and natural gas production resulting from the Ice Energy and ChevronTexaco acquisitions.

Analysis of Sales Revenue (1)

			Natural
($ millions)	Crude Oil	NGLs	Gas	Total
2003 Sales Revenue	$324.5	$56.9	$554.4	$935.8
Price variance(1)	71.5	7.6	25.8	104.9
Volume variance	13.5	(3.1)	73.5	83.9
2004 Sales Revenue	$409.5	$61.4	$653.7	$1,124.6

(1)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

ROYALTIES

Royalties are paid to various government entities and other land and mineral rights owners. In 2004 royalties increased to $231.0 million compared to $190.4 million during 2003, both approximately 20% of oil and gas sales, net of transportation. The increase is consistent with our revenue analysis of higher production and commodity prices during 2004. We expect royalties to remain at approximately 20% of gross oil and gas sales during 2005.

OPERATING EXPENSES

Operating expenses for the year ended December 31, 2004 were $196.5 million or $7.14/BOE compared to $170.5 million or $6.73/BOE in 2003, representing a 6% increase on a BOE basis. In particular, we experienced increased costs for well servicing, workovers and well maintenance as additional funds were spent to enhance production. Operating costs on our partner operated properties also continued to increase as high commodity prices fueled demand for services and increased the overall cost of maintaining and enhancing production. We expect 2005 operating costs to be approximately $7.45/BOE which represents an increase of 4% per BOE compared to 2004.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (“G&A”) expenses were $33.9 million or $1.23/BOE for the year ended December 31, 2004 compared to $25.4 million or $1.00/BOE for 2003. The increase in G&A costs during 2004 compared to 2003 can be attributed to both an increase in G&A cash costs along with an increase in non-cash charges. Increased cost pressures associated with maintaining skilled technical and professional staff along with increased compliance and regulatory requirements such as the Sarbanes-Oxley Act increased cash costs from $0.95/BOE in 2003 to $1.06/BOE in 2004.

Non-cash charges that relate to our trust unit rights incentive plan for the year ended December 31, 2004 were $4.7 million or $0.17/BOE compared to $1.4 million or $0.05/BOE for 2003. This non-cash charge relates to trust unit rights issued after January 1, 2003 and is based on the excess of the trust unit price at December 31, 2004 of $43.60 over the exercise price of the right, amortized over the remaining vesting period. This non-cash charge will increase or decrease along with the movement in the price of the underlying trust units. See Note 10.

The following table summarizes the cash and non-cash expenses recorded in G&A:

General and Administrative Costs ($ millions)	2004	2003
Cash	$29.2	$24.0
Trust unit rights incentive plan (non-cash)	4.7	1.4
Total G&A	$33.9	$25.4

We expect total G&A costs to be approximately $1.45/BOE during 2005, which includes non-cash charges for the trust unit rights plan similar to that experienced during 2004. The forecasted increase reflects rising costs associated with recruiting, retaining and developing staff within a very competitive market place. It also reflects the increasing costs of compliance with legal and regulatory changes such as the Sarbanes-Oxley Act and other similar legislation in Canada.

MANAGEMENT FEES AND INTERNALIZATION EXPENSE

During 2004 no management fees were incurred compared to $58.1 million during 2003, which included $3.0 million in management fees and $55.1 million of internalization costs. This is a result of the internalization of the management contract effective April 23, 2003.

INTEREST EXPENSE

Interest expense increased to $20.7 million in 2004 from $19.7 million in 2003. The increase is due to higher average debt outstanding during 2004 as a result of acquiring ChevronTexaco properties on June 30, 2004 offset by lower interest rates during the year. At December 31, 2004, 24% of our debt was based on fixed interest rates while 76% was floating. These instruments are more fully described in Note 12.

The Bank of Canada (“BOC”) prime rate increased 25 basis points on October 19, 2004 to 4.25%, however the BOC has deferred further interest rate increases due to the strengthening Canadian dollar and its negative impact on the economy. We anticipate interest rates to remain at current levels during 2005.

FOREIGN EXCHANGE

We experienced a foreign exchange gain of $5.0 million during the year ended December 31, 2004 compared to a gain of $0.9 million in 2003. The majority of the gain during 2004 was a result of non-cash items related to the appreciating Canadian dollar and its impact when translating our US$54 million senior unsecured notes. We realized minimal foreign exchange gains or losses on day-to-day transactions denominated in U.S. dollars. See Note 9 for details regarding the cash and non-cash gains.

CAPITAL EXPENDITURES

During the year ended December 31, 2004 we spent $813.6 million on capital expenditures and acquisitions net of dispositions compared to $312.1 million in 2003. As discussed in Notes 6 and 7, our most significant acquisitions during 2004 relate to the ChevronTexaco properties purchased for $467.2 million and the corporate acquisition of Ice Energy for $130.5 million. Our capital expenditures were financed through bank borrowing, a new equity issue and by withholding a portion of cash otherwise available for distribution.

Capital Expenditures ($ millions)	2004	2003
Development expenditures	$157.7	$115.6
Plant and facilities	49.1	42.1
Sub-total	206.8	157.7
Office	2.2	2.3
Sub-total	209.0	160.0
Acquisitions of oil and gas properties	505.8	58.4
Corporate acquisitions	130.5	166.9
Dispositions of oil and gas properties	(31.7)	(73.2)
Total Net Capital Expenditures	$813.6	$312.1

The following is a summary by major property of our largest capital expenditures during 2004 and 2003.

($ millions)	Development Type	2004	2003
Shackleton	Shallow gas	$14.3	$-
Deep Basin	Foothills gas	13.9	11.2
Medicine Hat	Shallow gas	12.4	11.6
Bantry	Shallow and other gas	12.0	10.9
Hanna/Garden Plains	Shallow and other gas	11.4	6.7
Joarcam	Oil waterflood	9.0	3.7
Pembina 5-Way	Oil waterflood	8.8	4.6
Verger	Shallow gas	8.3	5.3
Joslyn Creek	SAGD oil	8.3	4.2
Progress	Oil and gas	6.5	6.6
Other	Oil and gas	101.9	92.9
Total		$206.8	$157.7

Total capital expenditures in 2005, including directly related administrative costs, are expected to be approximately $275 million. Of this amount, we expect to spend about $245 million on oil and natural gas drilling, facilities and development activities, and approximately $30 million to further develop our pilot project at Joslyn Creek. Of the $245 million approximately $135 million will be spent on natural gas development including $27 million on coalbed methane development at Joffre, Trochu and Bashaw. Conventional oil development costs are expected to be approximately $100 million, and land and seismic expenditures are expected to be approximately $10 million.

In 2004, we sold $31.7 million worth of non-core properties and we expect to continue the process of acquiring new properties and rationalizing marginal properties in 2005. During the first quarter of 2005 we expect to sell approximately $60 million of non-core properties that are currently producing approximately 2,500 BOE/day.

ASSET RETIREMENT OBLIGATIONS

We retroactively adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110 “Asset Retirement Obligations” on January 1, 2004 and accrued a $63.9 million liability in this regard for December 31, 2003. We based our estimated costs for abandonment on the costs provided by the Alberta Energy and Utilities Board (“EUB”) in their liability rating. During the course of the year, the EUB increased their estimates for abandonment and reclamation costs, which we have incorporated in our asset retirement obligation estimate as at December 31, 2004. The change in EUB estimates resulted in $23.1 million being added to the liability. Acquisition and development activity during the year added another $20.7 million to asset retirement obligations. As at December 31, 2004 our asset retirement obligation was $106.0 million. See Notes 2 and 4.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION (“DDA&A”)

DDA&A of property, plant and equipment is recognized using the unit-of-production method based on proved reserves.

For the year ended December 31, 2004, DDA&A increased to $11.87/BOE compared to $9.67/BOE during the year ended December 31, 2003. The increase is due to the acquisitions of ChevronTexaco properties and Ice Energy, as well as higher production volumes and an increase in the asset retirement obligation. Furthermore, proved reserves used in the depletion calculation decreased due to the adoption of National Instrument 51-101 (“NI 51-101”) at December 31, 2003. As a result, DDA&A recorded during the year ended December 31, 2004 was significantly higher than the comparable period of 2003, which was based on reserves prior to the adoption of NI 51-101.

No impairment existed at December 31, 2004 using year-end reserves and management’s estimates of future prices. Our future price estimates are more fully discussed in Note 5.

TAXES

Capital taxes, consisting of the Federal Large Corporations Tax (“LCT”) and the Saskatchewan Resource Surcharge, increased slightly in 2004 compared to 2003. The increase is due to an increase in total debt and equity levels, as a result of acquisitions, offset by a reduction in the tax rate for LCT. Given our current capital structure, capital taxes are expected to be $6.0 million in 2005.

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. In our current structure, payments are made between the operating entities and the Fund, ultimately transferring both income and future income tax liability to our unitholders. Therefore, it is our opinion that no cash income taxes are expected to be paid by the operating entities in the future, and as such, the future income tax liability recorded on the balance sheet should be recovered through earnings over time.

For the year ended December 31, 2004, a future income tax recovery of $76.8 million was recorded in income compared to $71.6 million in 2003. The increased recovery in 2004 was mainly the result of increased net income of the Fund during 2004. Our expected future income tax rate incorporating these changes is approximately 34% compared to 35% at December 31, 2003.

SELECTED FINANCIAL RESULTS

Per BOE of production (6:1)	2004	2003
Production per day	75,130	69,414
Weighted average sales price (1)	$40.90	$36.94
Royalties	(8.40)	(7.51)
Financial contracts	(4.92)	(1.81)
Add back: Non-cash financial contracts	1.42	-
Operating costs	(7.14)	(6.73)
General and administrative	(1.23)	(1.00)
Add back: Non-cash G&A expense (trust unit rights)	0.17	0.05
Management fees and internalization	-	(2.29)
Interest expense, net of interest and other income	(0.68)	(0.74)
Foreign exchange gain	0.18	0.04
Deduct: Non-cash foreign exchange gain	(0.17)	(0.12)
Capital taxes	(0.24)	(0.26)
Restoration and abandonment cash costs	(0.25)	(0.26)
Funds flow from operations	19.64	16.31
Restoration and abandonment cash costs	0.25	0.26
Non-cash items:
Depletion, depreciation, amortization and accretion	(11.87)	(9.67)
Financial contracts	(1.42)	-
G&A expense (trust unit rights)	(0.17)	(0.05)
Foreign exchange	0.17	0.12
Future income tax recovery	2.79	2.82
Total net income per BOE	$9.39	$9.79

(1)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

NET INCOME AND FUNDS FLOW FROM OPERATIONS

Higher production volumes and more favourable commodity prices helped to increase oil and natural gas sales and net income for 2004 compared to 2003. The following table summarizes net income, funds flow from operations and other key measures for the last three years.

($ millions, except per unit amounts)	2004	2003	2002
		(restated,	(restated,
		Note 2)	Note 2)
Oil and Gas Sales(1)	$1,124.6	$935.8	$630.2
Net Income	$258.3	$248.0	$116.6
Per unit (Basic)	$2.60	$2.88	$1.62
Per unit (Diluted)	$2.60	$2.87	$1.62
Funds flow from operations	$540.0	$413.2	$289.9
Per unit (Basic)	$5.44	$4.79	$4.03
Cash available for distribution	$426.7	$379.1	$246.8
Per unit (Basic)	$4.20	$4.32	$3.32
Payout ratio	79%	92%	84%
Total assets	$3,180.7	$2,661.8	$2,518.0
Long-term debt, net of cash	$585.0	$257.7	$361.0

(1)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Funds flow from operations for the year ended December 31, 2004 was $540.0 million or $5.44 per trust unit compared to $413.2 million or $4.79 per trust unit for 2003. The increase in funds flow from operations was a result of higher commodity prices and production during 2004 compared to 2003, offset in part by the cash losses from our commodity price risk management program, along with higher operating and G&A costs. As well, the internalization of the management contract, which occurred during 2003, reduced the comparative period results for the year ended December 31, 2003.

Net income for the year ended December 31, 2004 was $258.3 million or $2.60 per trust unit compared to $248.0 million or $2.88 per trust unit for 2003. The increase in net income for the year ended December 31, 2004 was due to higher commodity prices and production, no management fees due to the internalization completed in 2003, as well as an increase in our future tax recovery. This was offset by increases in operating costs, depletion expense and G&A costs, as well as changes in accounting for our derivative instruments. The decrease in net income per trust unit was due to an increase in the weighted average number of trust units outstanding.

QUARTERLY FINANCIAL INFORMATION

Overall oil and gas sales have increased due to higher prices and production both through acquisitions and capital development throughout the last two years, offset by an increased Canadian/U.S. dollar exchange rate. Net income has been affected by the fluctuations in oil and gas sales, the increase in risk management costs, the strengthening Canadian dollar, the internalization of the management contract during 2003, increasing operating costs, increased future tax recovery and changes to accounting policies adopted during 2003 and 2004.

Quarterly Financial Information	Oil and Gas	Net	Net income per trust unit
($ millions, except per trust unit amounts)	Sales(1)	Income	Basic	Diluted
2004
First quarter	$239.3	$45.2	$0.48	$0.48
Second quarter	265.6	48.0	0.51	0.51
Third quarter	302.2	50.6	0.49	0.49
Fourth quarter	317.5	114.5	1.10	1.10
Total	$1,124.6	$258.3	$2.60	$2.60
2003 (Restated)
First quarter	$281.1	$94.8	$1.14	$1.14
Second quarter	233.5	53.4	0.64	0.64
Third quarter	219.7	59.2	0.67	0.67
Fourth quarter	201.5	40.6	0.45	0.45
Total	$935.8	$248.0	$2.88	$2.87

(1)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

SUMMARY FOURTH QUARTER INFORMATION

In comparing the fourth quarter of 2004 with the same period in 2003:

•	Funds flow from operations increased 71% to $149.4 million and 46% on a BOE basis as a result of higher production and selling prices;
•	Average daily production increased 17% due to the acquisition of Ice Energy and the ChevronTexaco properties as well as a successful capital development program;
•	The average selling price per BOE increased 35% due to stronger crude oil and natural gas prices;
•	Operating expenses decreased 13% to $6.93/BOE as the fourth quarter of 2003 was impacted by a number of one-time prior period charges;
•
G&A expenses increased 35% to $1.59/BOE, as the fourth quarter of 2004 was impacted by increased charges for unit based compensation related to the higher trust unit price and performance achieved by the Fund.

•	Net income increased 182% to $114.5 million; and
•
Development capital spending increased 78% as we had a larger development program in 2004, and more of that program was directed to the fourth quarter in response to drilling plans, rig availability and weather related timing.

Summary Fourth Quarter Information	Three Months Ended	Three Months Ended	%
($ millions, except per unit amounts)	December 2004	December 2003	Change
Daily Production Volumes
Natural gas (Mcf/day)	292,671	243,573	20%
Crude oil (bbls/day)	28,752	24,477	17%
Natural gas liquids (bbls/day)	4,157	4,768	(13%)
Total daily sales (BOE/day)	81,688	69,841	17%
Average Selling Price (1)
Natural gas (per Mcf)	$6.59	$5.10	29%
Crude oil (per bbl)	46.20	31.58	46%
Natural gas liquids (per bbl)	45.46	35.66	27%
Per BOE	$42.25	$31.36	35%
Revenue (1)	$317.5	$201.5	58%
Per BOE	$42.25	$31.36	35%
Operating Expenses	$52.1	$51.3	2%
Per BOE	$6.93	$7.98	(13%)
General and Administrative Expenses	$11.9	$7.6	57%
Per BOE	$1.59	$1.18	35%
Net Income	$114.5	$40.6	182%
Per BOE	$15.24	$6.32	141%
Funds Flow from Operations	$149.4	$87.3	71%
Per BOE	$19.88	$13.58	46%
Development Capital Spending	$74.9	$42.0	78%
Acquisitions	$14.5	$13.7	6%
Divestments	$12.7	$26.0	(51%)

(1)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

CASH AVAILABLE FOR DISTRIBUTION

We make monthly cash distributions to our unitholders based upon net funds flow from our crude oil and natural gas operations. A portion of funds flow is typically retained to fund some of our acquisition and development activities. For the year ended December 31, 2004, we generated $540.0 million in funds flow from operations. Of this amount, $426.7 million ($4.20 per trust unit) was paid to unitholders and $113.3 million ($1.11 per trust unit) was retained.

We monitor the distribution payout with respect to forecasted funds flows, debt levels and spending plans. The level of cash retained typically varies between 10% and 30% of annual funds flow, however we are prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure.

The following table reconciles Enerplus’ funds flow from operations with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution
($ millions, except per unit amounts)	2004	2003
Funds flow from operations before internalization of management contract	$540.0	$468.3
Management internalization costs	-	(55.1)
Funds flow from operations	540.0	413.2
Cash withheld for acquisitions and capital expenditures	(113.3)	(34.1)
Cash available for distribution *	$426.7	$379.1
Cash available for distribution per trust unit	$4.20	$4.32

*	Cash available for distribution will differ from Cash Distributions to Unitholders on the Consolidated Statements of Cash Flows due to the timing of distribution declaration and actual payments.

LIQUIDITY AND CAPITAL RESOURCES

Long-term debt at December 31, 2004 was $585.0 million, an increase of $246.9 million from December 31, 2003. The increase in debt is primarily the result of the ChevronTexaco and Ice Energy acquisitions, which were funded by both bank debt and equity. Furthermore, long-term debt levels at the end of 2003 were lower than normal due to an equity issue that closed December 17, 2003 in advance of the Ice Energy acquisition.

Long-term debt at December 31, 2004 is comprised of $251.7 million of bank indebtedness and $65.0 million and $268.3 million of Canadian dollar equivalent debt related to the US$54 million and US$175 million senior unsecured notes, respectively.

Working capital declined at December 31, 2004 compared to the prior year. At the end of December 31, 2003 we had cash of $80 million from an equity issue that had closed just prior to year-end. In addition, working capital was reduced as a result of new accounting pronouncements during 2004 with respect to derivative instruments. The fair value of the instruments that do not qualify as hedges have been recorded as deferred credits and are included in current liabilities, however these costs will fluctuate depending on the commodity prices at the time of settlement and will be paid from future production which is not yet recorded in the financial statements.

We continue to maintain a conservative balance sheet as demonstrated below:

	Year ended		Year ended
Financial Leverage and Coverage	December 31, 2004		December 31, 2003
Long-term debt to trailing funds flow	1.1	x	0.6	x
Funds flow to interest expense	26.0	x	21.0	x
Long-term debt to long-term debt plus equity	23%		12%

Long-term debt is measured net of cash.

In November 2004, Enerplus finalized a new $850 million bank credit facility (the “Bank Credit Facility”) through its wholly-owned subsidiary EnerMark Inc. The Bank Credit Facility is an unsecured, covenant-based, three-year committed credit agreement with nine North American banks. We have the ability to extend the facility each year or repay the entire balance at the end of the three-year term. As at December 31, 2004, we had $598.3 million of available borrowing capacity under this facility. This bank debt carries floating interest rates that are expected to range between 65 and 87.5 basis points over Bankers Acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes, depreciation, amortization and other non-cash items.

The new agreement increased our borrowing capacity and extended the term of our facility. Furthermore, we are no longer restricted to borrowing base evaluations that are determined using the banks’ commodity price outlook. Although there are certain exceptions, we are generally required to maintain a debt to funds flow ratio of less than three times, and a debt to capitalization of less than 50%.

The Bank Credit Facility and the Senior Unsecured Notes are the legal obligation of EnerMark Inc. and are guaranteed by Enerplus Resources Corporation and Enerplus Commercial Trust. Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should funds flow be insufficient to repay this indebtedness. The agreements governing these bank facilities and senior unsecured notes stipulate that if we default or fail to comply with certain covenants, the ability of the operating companies to make payments to the Fund and consequently the Fund’s ability to make distributions to the unitholders may be restricted.

Principal payments on Enerplus’ senior unsecured notes are required commencing in 2010 and 2011 and are more fully discussed in Note 8.

On June 15, 2004, we completed an equity offering of 8.8 million subscription receipts at a price of $34.30 per subscription receipt. Each subscription receipt entitled the holder to receive one trust unit of the Fund upon closing of the ChevronTexaco asset acquisition. All subscription receipts were converted to trust units on June 30, 2004 and gross proceeds of the issue were $301.8 million ($286.2 million net of issuance costs).

We anticipate that we will continue to have adequate liquidity to fund future working capital and planned capital expenditures during 2005 through a combination of funds flow from operations, proceeds from dispositions and debt. Most of Enerplus’ $275 million capital budget for 2005 is discretionary and can be revised downward in the event of a significant commodity price downturn or similar economic event. We have historically demonstrated our ability to finance acquisitions and other future commitments through a combination of debt, equity and funds flow from operations.

COMMITMENTS

We have contracted to transport natural gas with various pipelines totaling 15 MMcf per day until 2008 and a further 5 MMcf per day until 2015. These transportation contracts will cost approximately $5.6 million in 2005.

Enerplus has an office lease commitment that extends to November 30, 2009. Annual costs of this lease commitment, which include rent and operating fees, amount to approximately $4.6 million. The Fund’s commitments, contingencies, and guarantees are more fully described in Note 13.

We must continue to pay crown royalties and rentals, surface royalties and rentals, mineral taxes and abandonment and reclamation costs with respect to our ongoing ownership of hydrocarbon production rights. The amounts paid with respect to these burdens will depend on the future ownership, production, prices and legislative environment at the time.

Natural gas reserves producing approximately 31% of our current production are dedicated to certain aggregator sales arrangements. Under these arrangements, we receive a price based on the average netback price of the pool, net of transportation costs incurred by the aggregator for the life of the reserves.

Enerplus has the following minimum annual commitments including long-term debt:

		Minimum Annual Commitment Each Year				Total Committed
($ millions)	Total	2005, 2006	2007	2008	2009	after 2009
Bank credit facility	$251.7	$-	$251.7	$-	$-	$-
Senior unsecured notes	333.3	-	-	-	-	333.3
Pipeline commitments	37.9	5.6	5.6	5.0	2.4	13.7
Office lease	22.5	4.7	4.5	4.5	4.1	-
Total commitments	$645.4	$10.3	$261.8	$9.5	$6.5	$347.0

TRUST UNIT INFORMATION

We had 104,124,000 trust units outstanding at December 31, 2004 compared to 94,349,000 trust units at December 31, 2003, reflecting the equity offering completed during the year. The weighted average basic number of trust units outstanding during 2004 was 99,273,000 (2003 - 86,202,000).

In addition to the equity offering during the year 957,000 trust units (2003 - 1,515,000) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit options and rights plans. This resulted in $28.3 million (2003 - $40.4 million) of additional equity to the Fund. A total of 25,000 units with a value of $0.9 million were issued to acquire corporate and property interests during 2004 compared to 660,000 units with a value of $21.4 million issued during 2003.

INCOME TAXES

The following is a general discussion of the Canadian and U.S. tax consequences of holding Enerplus trust units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Investors or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada) and accordingly, trust units of the Fund are qualified investments for RRSPs, RRIFs, RESPs, and DPSPs. Each year, the Fund is required to file an income tax return and any taxable income in the Fund is allocated to the unitholders.

In computing income, unitholders are required to include their pro-rata share of any taxable income earned by the Fund in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the trust unit less any non-taxable cash distributions received from the date of acquisition. To the extent a unitholder’s ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholder’s ACB will be brought to $nil.

We paid $4.20 per trust unit in cash distributions to unitholders during the period February 2004 to January 2005. For Canadian tax purposes, 10% of these distributions, or $0.43 per trust unit was a tax deferred return of capital, 88% or $3.68 per trust unit was taxable to unitholders as other income, and 2% or $0.09 per trust unit was taxable dividend income.

For 2005, we estimate that 95% of cash distributions may be taxable and 5% may be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependant upon production, commodity prices and funds flow experienced throughout the year.

U.S. Taxpayers

During 2004 U.S. unitholders who received cash distributions were subject to at least a 15% Canadian withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. U.S. taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distribution for U.S. tax purposes is determined by Enerplus in relation to its current and accumulated earnings and profits using U.S. income tax principles. The taxable portion determined is considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers, this should be a “Qualified Dividend” eligible for the reduced tax rate. We believe Enerplus should not be classified as a Passive Foreign Investment Company for U.S. income tax purposes for 2004 and 2003.

The non-taxable portion of the cash distribution is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss arising from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as gains.

We paid US$3.22 per trust unit to U.S. residents during the 2004 calendar year, of which 6% or US$0.19 per trust unit was a tax deferred return of capital and 94% or US$3.03 per unit was a taxable qualified dividend.

On September 16, 2004, the Canadian Federal Government released draft legislation with respect to the March 2004 Budget. The draft legislation amends certain provisions of the Income Tax Act that would affect the taxation of distributions to non-resident unitholders.

The draft legislation is expected to be passed into law during the first quarter of 2005. As currently drafted, a 15% Canadian withholding tax will be applicable, effective January 1, 2005, to the non-taxable portion of distributions to non-resident unitholders (which is currently estimated to be 5% of distributions). This is in addition to the existing 15% withholding tax on the portion of the distribution designated as income. It is contemplated, however, that there will be a mechanism under which certain non-residents may recover all or a portion of such taxes where the ultimate disposition of the trust unit results in a loss for Canadian tax purposes.

For 2005, we estimate that 95% of cash distributions may be taxable to most U.S. investors and 5% may be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependant upon production, commodity prices and funds flow experienced throughout the year.

CRITICAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with GAAP. A summary of significant accounting policies is presented in Note 1. A reconciliation of differences between Canadian and United States GAAP is presented in Note 14. Most accounting policies are mandated under GAAP. However, in accounting for oil and gas activities, we have a choice between two acceptable accounting policies: the full cost and the successful effort methods of accounting.

The Fund follows the full cost method of accounting for oil and natural gas activities. Using the full cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisitions and development. Under the successful efforts method of accounting, all exploration costs, except costs associated with drilling successful exploration wells, are expensed in the period in which they are incurred. The difference between these two methodologies is not expected to be significant to the Fund’s net income or net income per unit as the majority of the Fund’s drilling activity is in low risk development drilling that has traditionally achieved high success rates.

Under the full cost method of accounting, an impairment test is applied to the overall carrying value of property, plant and equipment, for a Canada-wide cost centre with the reserves valued using estimated future commodity prices at period end. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis. The carrying value of each property is subject to an impairment test. Each policy may generate a different carrying value of property, plant and equipment and a different net income depending on the circumstances at period end.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgements and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management estimate and accrue operating results and capital spending. Changes in these judgements and estimates could have a material impact on our financial results and financial condition.

The process of estimating reserves is critical to several accounting estimates. It requires significant judgements based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and the asset retirement obligation.

Management calculates its asset retirement obligation based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to property, plant and equipment as part of the cost of the related asset and amortized over its useful life.

Management’s estimates of oil and natural gas prices are also critical as these prices are used to determine the carrying amount of property, plant and equipment, amounts recorded for depletion, impairment in the cost centre, and the change in fair value of financial contracts that do not qualify for hedge accounting.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Asset Retirement Obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”. This standard requires recognition of a liability representing the fair value of the future retirement obligations associated with property, plant and equipment. This fair value is capitalized and amortized over the same period as the underlying asset. The standard is effective for all fiscal years beginning on or after January 1, 2004. We adopted the standard January 1, 2004. See Notes 2 and 4.

Hedging Relationships

In November 2002, the CICA published an amended Accounting Guideline 13 (“AcG-13”), “Hedging Relationships”. The guideline establishes conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. The guideline impacted the Fund’s net income and net income per trust unit, as certain financial instruments for oil and natural gas do not qualify for hedge accounting. See Note 12. Where hedge accounting does not apply, any changes in the fair values of the financial instruments relating to a period can either reduce or increase net income for that period. We adopted this standard January 1, 2004, which has resulted in a reduction in our pre-tax income of $39.2 million.

Variable Interest Entities (“VIEs”)

In June 2003 the CICA issued Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”. AcG-15 defines VIEs as entities in which either; the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 harmonizes Canadian and U.S. GAAP and provides guidance for companies consolidating VIEs in which it is the primary beneficiary. The guideline is effective for all annual and interim periods beginning on or after November 1, 2004. We do not expect this guideline to have a material impact on the Fund.

Earnings per Share

In July 2004 the CICA proposed to amend Handbook Section 3500 “Earnings per Share”, to reflect similar amendments adopted by the International Accounting Standards Board and proposed by the U.S. Financial Accounting Standards Board. The majority of the amendments relate to the treatment of manditorily convertible instruments. The CICA expects changes to be effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2005. We currently do not have any manditorily convertible instruments and therefore do not expect these amendments to have a material impact on the Fund.

Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income

The Accounting Standards Board (“AcSB”) has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

•	all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
•	all remaining financial assets will be recorded at cost and amortized through the financial statements;
•	a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
•	an update to AcG-13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

We have not assessed the future impact on the financial statements of the Fund at this time.

Changes in Accounting Policies and Estimates and Errors

The AcSB has proposed a new Handbook section 1506 “Changes in accounting policies and estimates, and errors” to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

Subsequent Events

The AcSB has proposed to extend the period during which subsequent events are required to be considered. This period is between the balance sheet date and when the financial statements are authorized for issue. Furthermore, disclosure is required as to the date the financial statements were authorized for issue and who provided that authorization.

Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact the Fund.

RISK FACTORS AND RISK MANAGEMENT

Enerplus investors are participating in the net funds flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds flow paid to investors and the value of Enerplus units are subject to numerous risk factors. These risk factors, many of which are associated with the oil and gas industry, include, but are not limited to, the following influences:

Commodity Price Risk

Enerplus’ operating results and financial condition are dependent on the prices we receive for our crude oil and natural gas production. These prices may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, the supply and price of imported oil and liquefied natural gas, the production and storage levels of North American natural gas, political stability, transportation facilities, the price and availability of alternative fuels and government regulations.

We use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Furthermore, we use financial instruments such as collars and three-way options that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase.

Operational Risk and Cost Control

The value of Enerplus trust units is based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and natural gas prices may increase the risk of write-downs of our oil and gas property investments. Regulatory changes to reserve reporting practices can also result in reserve write-downs. As activity levels in the industry increase, upward pressure is placed on administrative and operating costs. Higher costs will decrease the amount of funds flow received by the Fund and therefore, reduce distributions to unitholders.

We strive to acquire low risk, mature properties with a high proportion of proved reserves, positive operating metrics, long reserve lives and predictable production. Similarly, we generally participate in lower-risk development projects, while farming out or monetizing higher risk exploratory prospects.

Each year, a firm of independent engineers evaluates a significant portion of our proved and probable reserves. At December 31, 2004 approximately 88% of our major properties, representing proved plus probable net present value, discounted at 10%, were evaluated. The remaining minor properties were evaluated internally and reviewed by the independent engineers. The Reserves Committee of the Board of Directors has reviewed and approved the reserve report of the independent evaluators.

We strive to control costs through incentive-based compensation plans that reward employees for cost control and value-added initiatives. We attempt to minimize costs by exploiting our purchasing strength with suppliers. In 2004, we fixed the price on a portion of our Alberta electrical consumption. We use detailed budgeting and accounting practices to monitor costs. Multi-functional teams regularly perform integrated field reviews designed to reduce costs and increase revenues from our properties.

Despite these efforts, it can be difficult to control costs in the oil and gas industry, especially in periods of high commodity prices when the demand for goods and services is strong. Oil and gas production involves a significant amount of fixed costs that are difficult to reduce without decreasing production. In addition, approximately 40% of Enerplus’ production is operated by third parties. We have limited ability to influence costs on partner-operated properties.

Reserve Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new reserves and developing existing reserves. Acquisitions of oil and gas assets depend on Enerplus’ assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the trust units.

Acquisitions are subject to investment guidelines, due diligence and review. Major acquisitions are approved by the Board of Directors and where appropriate, independent reservoir engineer evaluations are obtained.

Non-Resident Ownership and Mutual Fund Trust Status

Since our listing on the New York Stock Exchange in November of 2000, we have seen increased trading volumes and levels of ownership by non-residents of Canada. Based on information received from our transfer agent and financial intermediaries in February 2005, an estimated 70% of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

Enerplus currently meets the requirements of a Mutual Fund Trust as defined in the Income Tax Act (Canada). Our trust indenture does not have a specific limit on the percentage of trust units that may be owned by non-residents. In March 2004, the Canadian federal budget proposed an amendment that would impose non-resident restrictions on Enerplus. The proposed amendment would have required Enerplus to comply by 2007 with the requirement that it is “not to be maintained primarily for the benefit of non-residents”.

In response to submissions from and discussions with investors and the income trust sector, the Canadian government withdrew this amendment from the budget legislation in December 2004. In his letter to Enerplus, the Minister of Finance stated “the representations from the energy sector have emphasized the importance of non-resident investment in this area, as well as the practical difficulties associated with reducing and controlling levels of non-resident ownership in publicly traded funds.”

Although the proposed amendment has been withdrawn, we understand the government continues to study the issue with a view to ensuring the Canadian tax payable by non-residents is appropriate. We expect the government will work closely with industry in a consultative process. Although studies commissioned by the Canadian Association of Income Funds have shown that non-resident tax leakage is minimal in this regard, there are no guarantees that the government will come to the same conclusion. There is a risk the Canadian government may propose further changes to the tax regime.

Enerplus will continue to work closely with industry associations, the investment community and directly with politicians and the Department of Finance on this issue.

Access to Capital Markets

Since Enerplus distributes the majority of its net funds flow to unitholders, we must finance a large portion of our acquisition and development activity with equity and debt capital markets. As such, we are dependent on continued access to the capital markets to fund our activities directed towards maintaining and increasing value for our unitholders.

Enerplus has listings on the Toronto and New York stock exchanges and maintains an active investor relations program.

We maintain a prudent capital structure by retaining a portion of funds flow for capital spending and utilizing the equity markets when deemed appropriate.

Continued access to capital is dependant on our ability to maintain our track record of performance and to demonstrate the advantages of the acquisition or development program that we are financing at the time.

Environmental and Safety Risk (“E&S”)

Environmental and safety risks influence the workforce, operating costs and the establishment of regulatory standards.

We have established an EHS Management System designed to:

•	provide staff with the training and resources needed to complete work safely and effectively;
•	incorporate hazard assessment and risk management as an integral part of everyday business;
•	monitor performance to ensure that Enerplus operations comply with legal obligations and the standards we set for ourselves; and
•	identify and manage environmental liabilities associated with our existing asset base and potential acquisitions.

We have a site inspections program and a corrosion risk management program designed to ensure compliance with environmental laws and regulations. Enerplus carries insurance to cover a portion of our property losses, liability and business interruption. EHS risks are reviewed regularly by a committee of the Board of Directors.

Interest Rate Exposure

The Fund has exposure to movements in interest rates. Changing interest rates can affect borrowing costs and the trust unit price of yield-based investments such as Enerplus.

We monitor the interest rate forward market and have fixed the interest rate on approximately 24% of our debt through fixed rate senior unsecured notes and through interest rate swaps for terms up to three years.

Foreign Currency Exposure

Enerplus has exposure to fluctuations in foreign currency as a result of the issuance of senior unsecured notes denominated in U.S. dollars.

We have hedged our foreign currency exposure on US$175 million of senior unsecured notes using financial swaps that convert the U.S. denominated debt to Canadian dollar debt with Canadian dollar interest obligations. We have not hedged our foreign exchange exposure with respect to the US$54 million of senior unsecured notes issued in October 2003 which have U.S. dollar interest payment obligations.

Enerplus also has indirect exposure to fluctuations in foreign currency as crude oil sales and a portion of natural gas sales are based on U.S. dollar indices. Our oil and gas revenues benefit from a weak Canadian dollar relative to the U.S. dollar.

We have not entered into any foreign currency derivatives with respect to oil and natural gas sales.

Counterparty Risk

We assume customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants.

We have established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. Enerplus maintains a diversified sales customer base and we review our single-entity exposure on a regular basis.

Regulatory Risk

Government royalties, income tax laws, environmental laws and regulatory requirements can have a significant financial and operational impact on Enerplus. As an oil and gas producer, we are subject to a broad range of regulatory requirements. Similarly, as a mutual fund trust, Enerplus has a unique structure that is vulnerable to changes in legislation or income tax law.

Although we have no control over these regulatory risks, we monitor changes in these areas by participating in industry organizations and conferences, exchanging information with third party experts and employing qualified individuals to assess the impact of such changes on the Fund’s financial and operating results.

Unitholder Liability

In the past, there has been some concern that trust unitholders might be held personally liable for the indebtedness of the Fund.

Enerplus is registered in Alberta, which passed legislation in June 2004 to provide statutory protection for unitholders similar to the protection afforded shareholders in a corporation. Two other provinces (Ontario and Quebec) also have statutory protection for unitholders. Our bank credit agreement and our debenture agreements do not allow the creditors to extend recourse to unitholders beyond the unitholders’ equity investment in the Fund.

BUSINESS PROSPECTS

Enerplus offers investors the benefits of owning a large, diversified portfolio of oil and natural gas properties without significant exposure to the exploration risks commonly associated with traditional exploration and production (“E&P”) companies. As such, our business prospects are closely linked to the opportunities and challenges associated with oil and natural gas production. In particular, Enerplus is strongly influenced by the price of crude oil and natural gas, both of which have been volatile in recent years.

In 2004, we delivered a 21.5% total return to our Canadian unitholders and a 29.9% total return to our U.S. unitholders through unit appreciation and monthly cash distributions. Furthermore, the average annual return to our unitholders over the last five years has been 60.7%. Looking forward to 2005, our business plan features some of the same strategies that have supported our 19-year track record of success:

Growth

•	replace production through a disciplined acquisition and development strategy;
•	focus on acquisitions where Enerplus has a competitive advantage;
•	focus on larger acquisitions to avoid the competition for smaller packages;
•	acquire properties with predictable production profiles, long reserve lives, positive operating metrics and opportunities for low risk development;
•	consider diversification into other energy-related investments;
•	maintain a portfolio of future development opportunities within existing properties;
•	maintain a work environment that attracts and retains qualified professionals;

Portfolio Optimization

•	develop core competencies and focus our asset base where we have a competitive technical or operating advantage;
•	utilize technologies and expertise to optimize the performance of existing properties through low-risk development, production enhancements and cost management;
•	dispose of marginal non-core properties at attractive valuations;

Risk Management

•	hedge oil and natural gas prices on a portion of future production to provide protection in the event of adverse price movements;
•	hedge a portion of future electrical costs;
•	focus on low-risk development;

Corporate Governance

•	ensure compliance with the requirements of the TSX, the NYSE and the relevant Securities Administrators.
•	apply high standards of corporate governance and ethics;
•	apply standards and practices that protect the environment and the health and safety of our employees.

Financing

•	utilize debt conservatively;
•	diversify credit sources and payment terms;
•	hedge interest rates associated with a portion of long-term debt;
•	withhold 10% to 30% of funds flow from operations to contribute towards annual development expenditures;
•	issue equity for acquisitions and growth opportunities in a manner that adds value to existing unitholders.

SUMMARY 2005 OUTLOOK

The following chart summarizes Enerplus’ 2005 outlook provided throughout this MD&A. We do not attempt to forecast commodity prices, and as a result, we do not forecast future cash distributions to unitholders. Readers are encouraged to apply their own price expectations to the following factors to arrive at an expected cash distribution.

Summary of 2005 Expectations
	Target	Comments
Average Annual Production	75,500 BOE/day	Assumes current disposition package and no new acquisitions
Exit rate December 2005 production	77,500 BOE/day
Current disposition package	2,500 BOE/day	Expected to close in the first quarter of 2005 with proceeds of $60 million
Average royalty rate	20%	Percentage of gross unhedged sales
Operating Expenses	$7.45/BOE
G&A costs	$1.45/BOE	Includes non-cash charges of $0.18/BOE (unit rights plan)
Capital taxes	$6 million	Based on current capital structure
Average interest cost	4.0%	Based on current fixed rates and forward market
Payout ratio	70-90%
Development capital spending	$275 million	Based on current plans and price environment
DRIP equity issuance	$10 million
Oil & gas price hedging	continuing	See Note 12 to the financial statements for a list of current hedge positions

ADDITIONAL INFORMATION

Additional information relating to Enerplus Resources Fund, including the Fund’s Annual Information Form, is available under the Fund’s profile on the SEDAR website at www.sedar.com and at www.enerplus.com.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof affecting the economic performance of Enerplus. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ENERPLUS RESOURCES FUND
CONSOLIDATED BALANCE SHEETS

As at December 31 (CDN $ thousands)	2004	2003
		(Restated, Note 2)
ASSETS
Current assets
Cash	$-	$80,416
Accounts receivable	107,996	71,304
Other current	9,602	13,412
	117,598	165,132
Property, plant and equipment (Note 5)	3,029,007	2,494,518
Goodwill (Note 7)	29,082	-
Deferred charges (Note 3)	5,061	2,115
	$3,180,748	$2,661,765
LIABILITIES
Current liabilities
Accounts payable	$179,568	$100,449
Distributions payable to unitholders	36,443	33,022
Deferred credits (Note 3)	42,303	1,942
	258,314	135,413
Long-term debt (Note 8)	584,991	338,117
Future income taxes (Note 11)	235,551	283,292
Asset retirement obligations (Notes 2 and 4)	105,978	63,936
	926,520	685,345
EQUITY
Unitholders’ capital (Note 10)	2,831,277	2,511,375
Accumulated income	976,137	717,821
Accumulated cash distributions	(1,811,500)	(1,388,189)
	1,995,914	1,841,007
	$3,180,748	$2,661,765

Signed on behalf of the Board of Directors:

“signed”	“signed”
Douglas R. Martin	Robert L. Normand
Director	Director

ENERPLUS RESOURCES FUND
CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (CDN $ thousands	2004	2003
except per trust unit amounts)
		(Restated, Note 2)
REVENUES
Oil and gas sales	$1,149,765	$958,931
Royalties	(230,954)	(190,395)
Derivative instruments (Notes 3 and 12)
Financial contracts - qualified hedges	(18,167)	(45,808)
Other financial contracts	(117,213)	-
Interest and other income	2,095	913
	785,526	723,641
EXPENSES
Operating	196,451	170,476
General and administrative (Note 10)	33,863	25,369
Transportation	25,119	23,112
Management fees and internalization	-	58,142
Interest on long-term debt (Note 8)	20,737	19,708
Foreign exchange gain (Note 9)	(5,018)	(924)
Depletion, depreciation, amortization and accretion	326,269	245,114
	597,421	540,997
Income before taxes	188,105	182,644
Capital taxes	6,612	6,223
Future income tax recovery (Note 11)	(76,823)	(71,625)
NET INCOME	$258,316	$248,046
Net income per trust unit
Basic	$2.60	$2.88
Diluted	$2.60	$2.87
Weighted average number of trust units outstanding (thousands)
Basic	99,273	86,202
Diluted	99,416	86,402

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

For the year ended December 31 (CDN $ thousands)	2004	2003
		(Restated, Note 2)
Accumulated income, beginning of year as previously reported	$690,046	$440,446
Adjustments due to change in accounting policy	27,775	29,329
Accumulated income, beginning of year after adjustments	717,821	469,775
Net income	258,316	248,046
Accumulated income, end of year	$976,137	$717,821

ENERPLUS RESOURCES FUND
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (CDN $ thousands)	2004	2003
		(Restated, Note 2)
OPERATING ACTIVITIES
Net income	$258,316	$248,046
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	326,269	245,114
Non-cash financial contracts	39,160	-
Non-cash foreign exchange gain (Note 9)	(4,795)	(3,003)
Unit based compensation (Note 10)	4,668	1,364
Future income tax recovery (Note 11)	(76,823)	(71,625)
Asset retirement costs incurred (Note 4)	(6,826)	(6,696)
Funds flow from operations	539,969	413,200
Decrease in non-cash working capital	15,091	14,234
	555,060	427,434
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 10)	314,309	331,595
Cash distributions to unitholders	(423,311)	(372,576)
Increase/(decrease) in bank credit facilities (Note 8)	251,669	(20,609)
Payment to related party	-	(1,400)
Debt issue costs (Note 8)	-	(475)
Decrease in non-cash financing working capital	3,421	8,152
	146,088	(55,313)
INVESTING ACTIVITIES
Capital expenditures	(209,052)	(159,994)
Property acquisitions	(504,857)	(36,954)
Property dispositions	31,742	73,214
Corporate acquisitions (Note 7)	(121,171)	(165,815)
Decrease/(increase) in non-cash investing working capital	21,774	(2,874)
	(781,564)	(292,423)
Change in cash	(80,416)	79,698
Cash, beginning of year	80,416	718
Cash, end of year	$-	$80,416
SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$-	$-
Cash interest paid	$19,196	$18,584

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

For the year ended December 31 (CDN $ thousands)	2004	2003
Accumulated cash distributions, beginning of year	$1,388,189	$1,015,613
Cash distributions	423,311	372,576
Accumulated cash distributions, end of year	$1,811,500	$1,388,189

ENERPLUS RESOURCES FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars and thousands of units except per unit amounts)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus Resources Fund (“Enerplus” or the “Fund”) prepares the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation between Canadian GAAP and United States of America GAAP is disclosed in Note 14. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)	Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc., its wholly-owned subsidiary, Enerplus Resources Corporation (“ERC”) and CIBC Mellon Trust Company as Trustee. The beneficiaries of the Fund (the “unitholders”) are holders of the trust units issued by the Fund. As a trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund’s financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated.

(b)	Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers. A portion of the properties acquired through the acquisition of PCC Energy Inc. and PCC Energy Corp. (collectively, “PCC”) are subject to a royalty arrangement with a private company that is structured as a net profits interest. Results from the operations of PCC, after reduction for this net profits interest, have been included in the Fund's consolidated financial statements subsequent to March 5, 2003.

(c)	Property, Plant and Equipment (“PP&E”)

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

(d)	Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the “impairment test”). An impairment loss exists when the carrying amount of the Fund’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund’s proved and probable reserves are charged to income. Reserves are determined pursuant to National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

(e)	Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated using the unit-of-production method based on the Fund’s share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(f)	Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair value of the Fund is compared to its book value. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value to Enerplus’ identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(g)	Asset Retirement Obligations

The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

(h)	Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Fund’s unitholders. As the Fund distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Fund, no provision for income tax has been made by the Fund, except for its subsidiaries as noted below.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Fund’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(i)	Financial Instruments

The Fund is exposed to market risks resulting from fluctuations in commodity prices and interest rates in the normal course of operations. The Fund uses various types of financial instruments to manage these market risks. Proceeds and costs realized from holding crude oil and natural gas contracts, and interest rate swaps are recognized at the time each transaction under a contract is settled. The Fund has designated instruments such as swaps, purchased puts and costless collars as qualified hedges and evaluates these instruments quarterly to ensure they effectively hedge the underlying commodity or interest rate. All other financial contracts do not qualify as hedges. The gain or loss in fair value of other financial contracts that do not qualify for hedge accounting are taken into income during the period of change and charged to deferred credits or deferred charges on the balance sheet.

(j)	Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

(k)	Accounting for Unit Based Compensation

The Fund prospectively adopted CICA Handbook section 3870 “Stock based compensation” on January 1, 2003, which applies to trust unit rights granted on or after that date. It is not possible to determine a fair value for the unit rights using traditional option pricing models as the exercise price of rights granted under the plan may be reduced in future periods. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future commodity prices received, future production levels, amounts to be withheld for acquisitions and development activities and the effect of those activities. As a result, the Fund measures unit compensation expense based on the intrinsic value of the rights and recognizes the amount in income over the vesting period. After the rights have vested, changes in the intrinsic value are recognized to income in the period of change. The intrinsic value is determined to be the excess of the trust unit price over the exercise price of the right at the date of exercise, or the date of the financial statements for unexercised rights. The change in value is reflected in general and administrative expenses (“G&A”) and contributed surplus. The cash received upon exercise of the rights and the related amount of contributed surplus is credited to unitholders’ capital. Rights granted during 2002 are not included in unit based compensation expense as the Fund discloses the pro forma results based on the intrinsic value of these awards over their vesting period.

2.	CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

Effective January 1, 2004, the Fund has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships”. The guideline establishes conditions where hedge accounting may be applied. Where hedge accounting does not apply, changes in the fair values of the financial contracts are taken into income in the period of change and charged to deferred credits or deferred charges on the balance sheet. This policy has been adopted prospectively pursuant to the adoption provisions of Accounting Guideline 13, and therefore there is no effect on prior periods.

Previously, hedge accounting had been applied to all of the Fund’s financial contracts, as they all qualified as hedges for accounting purposes at that time.

As a result of this change, net income was $25,979,000 ($39,160,000 before a future tax recovery of $13,181,000) less than would have otherwise been reported for the year ended December 31, 2004. This reflects amortization of the deferred financial asset realized upon adoption and unrealized costs on financial contracts that do not qualify for hedge accounting. The future income tax liability has also decreased by $13,181,000 as a result of this accounting change. Both basic and diluted per trust unit calculations for the year ended December 31, 2004 decreased by $0.26 as a result of adopting this new policy.

Asset Retirement Obligations

Effective January 1, 2004, the Fund retroactively adopted CICA 3110, “Asset Retirement Obligations”. The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. The Fund estimates this liability based on the estimated future costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The liability for future retirement obligations is recorded in the financial statements at the time the liability is incurred.

The Fund had previously provided for future site reclamation and abandonment costs on the unit-of-production method based on the remaining life of the proved reserves and the estimated total future liability. This estimate was charged to income with the corresponding offset to the accumulated site restoration liability on the balance sheet.

As a result of this change, net income for the year ended December 31, 2004 decreased by $210,000 (2003 - $1,554,000). This represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method. As a result, basic and diluted per trust unit calculations for the year ended December 31, 2004 were not affected, whereas for the year ended December 31, 2003, both decreased by $0.02.

The December 31, 2003 balance sheet has been restated to reflect the cumulative effects of adopting CICA 3110, as shown in the following table:

	As reported in the
	December 31, 2003	Change upon	As restated upon
($ thousands)	Financial Statements	adoption of CICA 3110	adoption of CICA 3110
Property, plant and equipment	$3,384,572	$63,554	$3,448,126
Accumulated depletion and depreciation	(936,207)	(17,401)	(953,608)
Net property, plant and equipment	2,448,365	46,153	2,494,518
Accumulated site restoration	60,335	(60,335)	-
Asset retirement obligations	-	63,936	63,936
Future income taxes	268,515	14,777	283,292
Accumulated income	690,046	27,775	717,821

Oil and Gas Transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100, which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Effective April 1, 2004, the Fund has recorded revenue before transportation charges and a transportation expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income, net income per trust unit, funds flow or funds flow per trust unit for the Fund.

3.	DEFERRED CHARGES AND DEFERRED CREDITS

Deferred Charges ($ thousands)
Deferred charges as at December 31, 2003 (1)	$2,115
Deferred financial asset recorded upon adoption of Accounting Guideline 13 (2)	21,015
Amortization of deferred financial assets	(17,872)
Amortization of debt issue costs	(197)
Deferred charges as at December 31, 2004	$5,061

(1)	Represents the unamortized balance of the senior unsecured notes issue costs. These costs are being amortized over the life of the notes.
(2)
Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied. This deferred financial asset is to be amortized over the remaining lives of the associated financial contracts.

Deferred Credits ($ thousands)
Deferred credits as at December 31, 2003 (1)	$1,942
Deferred financial liability recorded upon adoption of Accounting Guideline 13 (2)	21,015
Change in fair value - other financial contracts (3)	21,288
Amortization of deferred credits	(1,942)
Deferred credits as at December 31, 2004	$42,303

(1)
Represents the unamortized balance of deferred costs on financial contracts as of the date Enerplus Resources Fund was acquired by EnerMark Income Fund. These deferred costs were being amortized over the remaining life of the financial contracts to which they related, ending October 31, 2004.

(2)	Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.
(3)
Changes in the fair value of financial contracts that do not qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

The following table summarizes the income statement effects of other financial contracts:

Other Financial Contracts ($ thousands)	2004	2003
Change in fair value	$21,288	$-
Amortization of deferred financial assets	17,872	-
Realized cash costs, net	78,053	-
Other financial contracts	$117,213	$-

In addition during the year ended December 31, 2004 we realized cash costs of $18,167,000, net of gains and losses from financial contracts that qualified as hedges compared to cash costs of $45,808,000 during 2003.

4.	ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Fund’s net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $105,978,000 at December 31, 2004 compared to $63,936,000 at December 31, 2003 based on a total liability of $383,942,000 and $234,102,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2015 and 2030. The Fund’s credit-adjusted rate of 6.5% and an inflation rate of 2.0% were used to calculate the present value of the asset retirement obligations for both 2004 and 2003. Settlements during the year approximated our estimates and as a result, no gains or losses were recognized.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	2004	2003
Asset retirement obligations, beginning of year	$63,936	$62,607
Increase in estimated retirement obligations	23,100	-
Acquisition and development activity	20,723	3,850
Retirement obligations settled	(6,826)	(6,696)
Accretion expense	5,045	4,175
Asset retirement obligations, end of year	$105,978	$63,936

5.	PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2004	2003
Property, plant and equipment	$4,305,584	$3,448,126
Accumulated depletion, depreciation and accretion	(1,276,577)	(953,608)
Net property, plant and equipment	$3,029,007	$2,494,518

Capitalized development G&A of $8,451,000 (2003 - $11,847,000) is included in PP&E and the depletion and depreciation calculation includes future capital costs of $279,700,000 (2003 - $180,700,000) identified in our reserve report. Excluded from PP&E for the depletion and depreciation calculation is $28,574,000 (2003 - $nil) related to the Joslyn development project that has not commenced commercial production.

An impairment test calculation was performed on the Fund’s PP&E at December 31, 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund’s PP&E.

The following table outlines benchmark prices used in the impairment test at December 31, 2004:

Year	WTI Crude Oil(1)	Exchange Rate	Edm Light Crude(1)	AECO Natural Gas(1)
	US$/bbl	CDN$/US$	CDN$/bbl	CDN$/Mcf
2005	$44.29	0.84	$51.25	$6.97
2006	41.60	0.84	48.03	6.66
2007	37.09	0.84	42.64	6.21
2008	33.46	0.84	38.31	5.73
2009	31.84	0.84	36.36	5.37
Thereafter (inflation %)	1.5%	0%	1.5%	1.5%

(1)	Actual prices used in the impairment test were adjusted for commodity price differentials specific to the Fund

6.	PROPERTY ACQUISITIONS

Assets of ChevronTexaco Corporation (“ChevronTexaco”)

On June 30, 2004 the Fund acquired certain oil and natural gas properties from ChevronTexaco. Total consideration was $467,199,000 financed concurrently by subscription receipts issued on June 15, 2004 and available lines of credit. Results from operations have been included in Enerplus’ financial results from June 30, 2004 forward.

7.	CORPORATE ACQUISITIONS

The allocation to the fair value of the assets acquired and liabilities assumed, plus the future income tax cost are summarized as follows:

	2004	2003
($ thousands)	Ice Energy	PCC
Property, plant and equipment	$130,544	168,123
Goodwill	29,082	-
Future income taxes	(29,082)	(1,201)
	130,544	166,922
Working capital deficiency	(9,373)	(1,107)
Net assets acquired	$121,171	165,815

(a)	Ice Energy Limited (“Ice Energy”)

On January 7, 2004 the Fund acquired all of the outstanding common shares of Ice Energy for $130,544,000, which includes negative working capital assumed. The excess of the consideration paid over the fair value of the identifiable assets and liabilities resulted in the recording of goodwill. Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations. Results from operations of Ice Energy subsequent to January 7, 2004 are included in the Fund’s consolidated financial statements.

(b)	PCC Energy Inc. and PCC Energy Corp. (“PCC”)

On March 5, 2003, the Fund acquired all of the outstanding common shares of PCC, for total cash consideration of $165,815,000 including related costs. Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations. Results from operations subsequent to March 5, 2003 are included in the Fund's consolidated financial statements.

8.	LONG-TERM DEBT

($ thousands)	2004	2003
Bank credit facilities (a)	$251,669	$-
Senior notes (b)
US $175 million (June 19, 2002)	268,328	268,328
US $54 million (October 1, 2003)	64,994	69,789
Total long-term debt	$584,991	$338,117

(a)	Unsecured Bank Credit Facilities

In November 2004 the Fund negotiated an $850,000,000 unsecured covenant based three-year term facility. At year-end, Enerplus had available credit of $598,331,000 under this facility. It is extendible each year with a bullet payment required at the end of three years if the facility is not renewed. Various borrowing options are available under the facility including prime rate based advances and banker’s acceptance loans.

Prior to November 2004 the Fund had bank facilities of $659,200,000, consisting of a demand operating line of $31,700,000 and a $627,500,000 364-day revolving committed facility with a two-year term.

(b)	Senior Unsecured Notes

On October 1, 2003 Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. Costs incurred in connection with issuing the notes in the amount of $475,000 are classified as deferred charges on the balance sheet and are being amortized to depletion, depreciation, amortization and accretion (“DDA&A”) over the term of the notes. At December 31, 2004, the amount remaining to be amortized associated with these costs was $425,000 (2003 - $465,000). The notes are subject to fluctuations in foreign exchange rates.

On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Costs incurred in connection with issuing the notes in the amount of $1,892,000 are classified as deferred charges on the balance sheet and are being amortized to DDA&A over the term of the notes. At December 31, 2004, the amount remaining to be amortized was $1,492,000 (2003 - $1,650,000). Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a cross currency swap with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian banker’s acceptances, plus 1.18%.

The bank credit facilities and the senior notes (the “Combined Facilities”) are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders. However, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

9.	FOREIGN EXCHANGE

($ thousands)	2004	2003
Unrealized foreign exchange gain on translation of U.S. dollar denominated senior notes	$(4,795)	$(3,003)
Realized foreign exchange (gain)/loss	(223)	2,079
Foreign exchange gain	$(5,018)	$(924)

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the year.

10.	FUND CAPITAL

(a)	Unitholders’ Capital

Trust Units

Authorized: Unlimited number of trust units

(thousands)	2004		2003
Issued:	Units	Amount	Units	Amount
Balance before Contributed Surplus, beginning of year	94,349	$2,510,011	82,898	$2,156,999
Issued for cash:
Pursuant to public offerings	8,800	286,248	9,300	291,791
Pursuant to option and rights plans	648	16,947	893	21,438
Trust unit rights incentive plan (non-cash) - exercised	-	1,396	-	-
DRIP*, net of redemptions	302	11,114	598	18,366
Issued for acquisition of corporate and property interests	25	925	660	21,417
	104,124	2,826,641	94,349	2,510,011
Contributed Surplus (Trust Unit Rights Plan)	-	4,636	-	1,364
Balance, end of year	104,124	$2,831,277	94,349	$2,511,375

*	Distribution Reinvestment and Unit Purchase Plan

Contributed surplus ($ thousands)	2004	2003
Balance, beginning of year	$1,364	$-
Trust unit rights incentive plan (non-cash) - exercised	(1,396)	-
Trust unit rights incentive plan (non-cash) - expensed	4,668	1,364
Balance, end of year	$4,636	$1,364

On June 15, 2004 Enerplus completed an equity offering of 8,800,000 subscription receipts at a price of $34.30 per subscription receipt for gross proceeds of $301,840,000 ($286,248,000 net of issuance costs). The subscription receipts were exchanged for trust units on June 30, 2004 upon closing of the ChevronTexaco asset acquisition. The holders of the subscription receipts received the June 2004 cash distribution of $0.35 per trust unit and this amount has been included in cash distributions to unitholders.

On December 17, 2003, Enerplus completed an equity offering of 4,400,000 trust units at a price of $35.65 per trust unit for gross proceeds of $156,860,000 ($148,717,000 net of issuance costs).

On July 17, 2003, Enerplus completed an equity offering of 4,900,000 trust units at a price of $30.80 per trust unit for gross proceeds of $150,920,000 ($143,074,000 net of issuance costs).

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units, however the 5% discount does not apply.

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument. During 2004, 7,000 units were redeemed compared to 2003 when 24,000 were redeemed.

(b)	Trust Unit Rights Incentive Plan

As at December 31, 2004, a total of 2,401,000 rights pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $34.33 were outstanding. This represents 2.3% of the total trust units outstanding of which 551,000 rights with an average exercise price of $27.84 were exercisable. Under the Rights Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the year ended December 31, 2004, reduced the exercise price of the outstanding rights by $1.44 per trust unit of which a $0.35 reduction is effective January 2005 and a $0.32 reduction is effective April 2005.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	2004		2003
	Number	Weighted	Number	Weighted
	of	Average	of	Average
	Rights	Exercise	Rights	Exercise
	(000’s)	Price (1)	(000’s)	Price (1)
Trust unit rights outstanding
Beginning of year	2,192	$30.05	2,028	$25.11
Granted	1,002	40.22	1,124	35.56
Exercised	(644)	26.16	(776)	24.30
Cancelled	(149)	30.94	(184)	25.39
End of year	2,401	34.33	2,192	30.05
Rights exercisable at the end of the year	551	$27.84	430	$24.03

(1)	Exercise price reflects grant prices less reduction in strike price discussed above.

The following table summarizes information with respect to outstanding Unit Rights as at December 31, 2004:

Rights Outstanding at				Rights Exercisable
December 31,	Original Exercise	Exercise Price after	Expiry Date	December 31,
2004 (000’s)	Price	Price Reductions	December 31	2004 (000’s)
151	$24.50	$21.73	2007	151
5	25.45	22.80	2008	2
12	26.40	23.75	2008	5
12	27.33	24.75	2008	5
377	26.09	23.65	2008	181
70	27.70	25.46	2009	4
85	33.00	31.07	2009	2
67	36.00	34.45	2009	5
634	37.62	36.46	2009	196
54	40.70	39.93	2010	-
82	37.25	36.85	2010	-
133	38.83	38.83	2010	-
719	40.80	40.80	2010	-
2,401	$35.43	$34.33		551

Non-cash compensation costs of $4,668,000 ($0.05 per unit) related to the rights issued since January 1, 2003 have been charged to general and administrative expense during 2004 compared to $1,364,000 ($0.02 per unit) during 2003.

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had CICA Handbook section 3870 been applied retroactive to 2002.

($ thousands, except per unit amounts)	2004	2003
Net income as reported	$258,316	$248,046
Compensation expense for rights issued in 2002	(4,734)	(5,425)
Pro forma net income	$253,582	$242,621
Net income per trust unit - basic
Reported	$2.60	$2.88
Pro forma	$2.55	$2.81
Net income per trust unit - diluted
Reported	$2.60	$2.87
Pro forma	$2.55	$2.81

11.	INCOME TAXES

(a)	Enerplus Resources Fund

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund’s income that is not allocated to the Fund’s unitholders is taxable. The Fund intends to allocate all taxable income to unitholders.

For 2004, the Fund had taxable income of $381,000,000 (2003 - $307,000,000) or $3.77 per trust unit (2003 - $3.53 per trust unit). Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense (“COGPE”) and issue costs.

The amounts of COGPE and issue costs remaining in the Fund at December 31, 2004 are $506,985,000 and $32,297,000 respectively (2003 - $393,317,000 and $29,381,000).

(b)	Corporate Subsidiaries

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	2004	2003
Excess of net book value of property, plant and equipment over the underlying tax bases	$285,606	$289,496
Asset retirement obligations	(35,945)	(6,204)
Deferred hedging and other	(14,110)	-
Future income tax liability	$235,551	$283,292

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2004	2003
Income before taxes	$188,105	$182,644
Computed income tax expense at the enacted rate of 38.86% (40.75% for 2003)	$73,098	$74,427
Increase (decrease) resulting from:
Effect of change in tax rate	(5,700)	(35,800)
Net income attributed to the Fund	(153,686)	(117,812)
Non-deductible crown royalties and other payments	40,461	43,359
Federal resource allowance	(35,966)	(42,682)
Alberta royalty tax credit	(244)	(204)
Management internalization	-	19,601
Adjustment related to prior acquisitions	794	(12,863)
Other	4,420	349
Future income tax recovery	$(76,823)	$(71,625)

12.	FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, other current assets, a portion of deferred charges, current liabilities and long-term debt.

The carrying value of cash, accounts receivable, current liabilities and outstanding bank credit facility balances approximate their fair value. Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at December 31, 2004 exceeded the cost of these securities by $1,668,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions. At December 31, 2004 the fair values of the senior unsecured notes were $67,224,000 and $225,037,000 respectively. See Note 8. In addition $3,143,000 (2003 - $nil) has been included in deferred charges related to derivative instruments that no longer qualify for hedge accounting treatment. These costs will be amortized over the next year.

The estimated fair values have been determined based on available market information and appropriate valuation methods. The actual amounts realized may differ from these estimates.

(a)	Credit Risk

Most of the Fund’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Fund manages this credit risk by entering into sales contracts with only highly rated entities and reviewing its exposure to individual entities on a regular basis. The Fund is also exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments. This credit risk is managed by the Fund by selecting financially sound counterparties.

(b)	Interest Rate Risk

The Fund is exposed to movements in interest rates. Long-term debt is comprised of both variable rate bank facilities and fixed rate senior notes. The Fund monitors the interest rate forward market and through the use of interest rate swaps along with the fixed-rate notes has fixed the interest rate on approximately 24% of its debt. See part (d) below.

(c)	Currency Risk

The Fund is exposed to fluctuations in foreign currency as a result of the issuance of senior unsecured notes denominated in U.S. dollars. Through the use of a financial swap, the exposure on our US$175,000,000 senior unsecured notes has been converted to Canadian dollar debt. As well, the Fund has indirect exposure to fluctuations in foreign currency as crude oil sales and a portion of natural gas sales are based on U.S. dollar indices. We have not entered into any foreign currency derivatives with respect to oil and natural gas sales.

(d)	Derivative Financial Instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at December 31, 2004 with reference to forward prices and market valuations provided by independent sources.

The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70% before banking fees that are expected to range between 0.65% and 0.875%. These interest rate swaps mature between June 2006 and January 2007. The fair value of the $75,000,000 interest rate swaps as at December 31, 2004 represents an unrealized cost of $1,412,000. These swaps have been designated as hedges for accounting purposes.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at December 31, 2004 represents an unrealized cost of $45,378,000.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. The fair value of the financial crude oil contracts that do not qualify for hedge accounting are described in Note 3. The fair value of the financial crude oil contracts that qualify for hedge accounting reflects an unrealized cost of $6,406,000 at December 31, 2004.

The following table summarizes the Fund’s crude oil risk management positions at February 18, 2005:

		WTI US$/bbl
	Daily
	Volumes	Sold	Purchased	Sold
	bbls/day	Call	Put	Put
Term
Jan. 6, 2005 - Mar. 31, 2005
Costless Collar *(2)	1,500	$50.30	$40.00	-
Jan. 1, 2005 - Jun. 30, 2005
3-way option	1,500	$28.00	$24.00	$21.00
Apr. 1, 2005 - Jun. 30, 2005
Put *(1)	1,500	-	$36.10	-
Jan. 1, 2005 - Sep. 30, 2005
3-way option	1,500	$29.50	$24.50	$21.50
3-way option	1,500	$29.40	$24.50	$21.50
Jul. 1, 2005 - Sep. 30, 2005
Put *(1)	1,500	-	$35.10	-
Jan. 1, 2005 - Dec. 31, 2005
3-way option	1,500	$30.00	$27.23	$23.00
3-way option	1,500	$30.00	$25.35	$22.00
Costless Collar *	1,500	$40.10	$31.00	-
Apr. 1, 2005 - Dec. 31, 2005
Put *(2)	1,500	-	$41.50	-
Put (2)	1,500	-	-	$35.00
Oct. 1, 2005 - Dec. 31, 2005
Put *(1)	1,500	-	$34.25	-
Jul. 1, 2005 - Jun. 30, 2006
3-way option	1,500	$45.80	$31.50	$27.50
Jan. 1, 2006 - Jun. 30, 2006
Costless Collar *	1,500	$35.35	$30.00	-
Costless Collar *	1,500	$37.00	$30.00	-

*	Financial contracts that qualify as hedges.
(1)	Financial contracts entered into during the fourth quarter of 2004.
(2)	Financial contracts entered into subsequent to December 31, 2004 that are not included in the fair values.

Natural Gas Instruments

Enerplus has physical and financial contracts in place on its natural gas production as described below. The fair value of the financial natural gas contracts that do not qualify for hedge accounting at December 31, 2004 is described in Note 3. The fair value of the financial natural gas contracts that qualify for hedge accounting reflects an unrealized cost of $14,723,000 at December 31, 2004.

The following table summarizes the Fund’s natural gas risk management positions at February 18, 2005:

		AECO CDN$/Mcf
	Daily Volumes		Purchased	Sold	Fixed Price
	MMcf/day	Sold Call	Put	Put	and Swaps
Term
Jan. 1, 2005 - Jan. 31, 2005
Call (1)	9.5	$10.55	-	-	-
Put (1)	9.5	-	-	$6.86	-
Feb. 1, 2005 - Feb. 28, 2005
Put (1)	9.5	-	-	$6.33	-
Jan. 1, 2005 - Mar. 31, 2005
Put *(1)	9.5	-	$8.35	-	-
Costless Collar *	9.5	$10.86	$7.38	-	-
Costless Collar *	9.5	$12.13	$6.85	-	-
Mar. 1, 2005 - Mar. 31, 2005
Put (2)	9.5	-	-	$6.07	-
Jan. 1, 2005 - Jun. 30, 2005
3-way option	2.8	$7.12	$5.69	$4.75	-
Apr. 1, 2005 - Oct. 31, 2005
3-way option	9.5	$8.23	$6.33	$5.01	-
Costless Collar *(2)	5.3	$8.44	$5.54	-	-
Costless Collar *(2)	5.3	$8.44	$5.80	-	-
Jan. 1, 2005 - Dec. 31, 2005
3-way option	9.5	$6.65	$5.61	$4.75	-
3-way option	9.5	$6.60	$5.65	$4.75	-
3-way option	9.5	$6.86	$5.81	$4.75	-
Apr. 1, 2005 - Dec. 31, 2005
Put *(1)	9.5	-	$6.39	-	-
Nov. 1, 2005 - Mar. 31, 2006
3-way option	9.5	$9.92	$7.12	$5.80	-
Jan. 1, 2005 - Oct. 31, 2006
Swap *	9.5	-	-	-	$5.47
Swap *	4.8	-	-	-	$5.25
Swap *	4.8	-	-	-	$5.24
Swap *	4.8	-	-	-	$5.28
2005-2010
Physical (escalated pricing)	2.0	-	-	-	$2.52

*	Financial contracts that qualify as hedges.
(1)	Financial contracts entered into during the fourth quarter of 2004.
(2)	Financial contracts entered into subsequent to December 31, 2004 that are not included in the fair values.

Electricity Instrument

During the fourth quarter of 2004, the Fund entered into an electricity swap contract that fixed the price of electricity on 5MWh of Alberta Power Pool electricity consumption at $49.99/MWh from January 1, 2005 to December 31, 2006 which has been designated as a hedge. The fair value of this instrument as at December 31, 2004 reflects an unrealized gain of $20,000.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Pipeline Transportation

Enerplus has contracted to transport natural gas with various pipelines totaling 15 MMcf per day until 2008 and a further 5 MMcf per day until 2015.

(b)	Oil Sands Lease #24

During 2002, the Fund acquired a 16% working interest in the Oil Sands Lease #24 (Josyln Creek Lease). The acquisition included the assumption of contingent project debt that is comprised of principal up to $3,360,000 plus accrued interest to December 31, 2004 up to $1,136,000. Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on production hurdles with respect to development on the lease. As it is too early in the development of this project to determine if these hurdles will be satisfied, the contingent debt has not been accrued in the consolidated financial statements.

(c)	Office Lease

Enerplus has an office lease commitment that extends to November 30, 2009. Annual costs of this lease commitment, which include rent and operating fees, amount to approximately $4,600,000.

(d)	Guarantee

During 2004 Enerplus entered into a guarantee for a maximum of $1,000,000 in its capacity as a partner in a limited partnership, which was established for the purpose of marketing natural gas. At December 31, 2004 there were no obligations associated with this guarantee.

The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

Enerplus has the following minimum annual commitments including long-term debt:

($ thousands)		Minimum Annual Commitment Each Year				Total Committed
	Total	2005, 2006	2007	2008	2009	after 2009
Bank credit facility	$251,669	$-	$251,669	$-	$-	$-
Senior unsecured notes	333,322	-	-	-	-	333,322
Pipeline commitments	37,876	5,590	5,590	5,050	2,350	13,706
Office lease	22,462	4,638	4,521	4,521	4,144	-
Total commitments	$645,329	$10,228	$261,780	$9,571	$6,494	$347,028

In addition the Fund is involved in claims and litigation arising in the normal course of business. The result of these claims are uncertain and there can be no assurance they will be resolved in favour of the Fund, however management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

5 YEAR DETAILED STATISTICAL REVIEW

The information contained in the table below reflects the reverse takeover of Enerplus by EnerMark Income Fund on June 21, 2001 as required by Canadian generally accepted accounting principles.

($ thousands, except per unit amount)	2004	2003	2002	2001	2000
FINANCIAL		(restated)	(restated)	(restated)	(restated)
Oil and gas sales(1)	$989,266	$890,011	$621,450	$639,379	$343,182
Cash available for distribution	$426,721	$379,055	$246,787	$316,454	$168,181
Per unit	$4.20	$4.32	$3.32	$5.67	$5.49
Net income	$262,942	$248,046	$116,621	$181,454	$82,139
Per unit	$2.65	$2.88	$1.62	$3.30	$3.06
Total net capital expenditures	$813,636	$312,073	$361,702	$874,420	$700,714
Total assets	$3,180,748	$2,661,765	$2,517,976	$2,330,639	$1,589,622
Long-term debt, net of cash	$584,991	$257,701	$361,011	$411,610	$275,098
Net debt/funds flow ratio	1.1x	0.6x	1.2x	1.2x	1.6x

($ per BOE except $)
AVERAGE BENCHMARK PRICING
AECO natural gas (per Mcf)	$6.79	$6.70	$4.07	$6.30	$5.02
NYMEX natural gas (US$ per Mcf)	6.09	5.54	3.25	4.38	3.91
WTI crude oil (US$ per bbl)	41.40	31.04	26.08	25.97	30.19
CDN$/US$ exchange rate	$0.7685	$0.7158	$0.6369	$0.6458	$0.6736

($ per BOE except percentage data)
OIL AND GAS ECONOMICS
Net royalty rate	21%	20%	21%	23%	23%
Weighted average price(2)	$40.90	$36.94	$27.49	$29.89	$30.94
Hedging	(3.50)	(1.81)	(0.38)	2.54	(0.80)
Weighted average price (net of hedging)	37.40	35.13	27.11	32.43	30.14
Net royalty expense	8.40	7.51	5.75	6.73	7.10
Operating expense	7.14	6.73	5.86	6.09	4.83
Operating netback	21.86	20.89	15.50	19.61	18.21
General and administrative expense(3)	1.06	0.95	0.70	0.66	0.63
Management fee	-	2.29	0.94	0.47	0.40
Interest expense, net of interest and other income	0.68	0.74	0.78	0.85	1.30
Foreign exchange*	(0.01)	0.08	-	-	-
Capital taxes	0.24	0.26	0.23	0.24	0.26
Restoration and abandonment cash costs	0.25	0.26	0.20	0.13	0.13
Gain on sale of investment	-	-	-	-	-
Funds flow from operations	$19.64	$16.31	$12.65	$17.26	$15.49

(1)	Net of hedging and transportation
(2)	Net of transportation and before hedging
(3)	Does not include non-cash portion of expense

COMBINED OPERATIONAL STATISTICS

The information contained in the table below reflects the combined results of Enerplus and EnerMark Income Fund for the years indicated as if the combination of the funds had been effective January 1, 2000. This information may not be representative of the actual results had the combination occurred on that date. No pro forma adjustments have been made to give effect to the combination of Enerplus and EnerMark Income Fund for 2000 and 2001. Tables may not add due to rounding.

	2004(1)	2003(1)	2002	2001	2000
Daily Production
Crude oil per day (bbls/day)	25,550	24,597	23,288	24,010	18,118
NGLs per day (bbls/day)	4,398	4,666	4,410	4,650	3,395
Natural Gas per day (Mcf/day)	271,091	240,907	210,517	203,727	149,616
BOE per day	75,130	69,414	62,784	62,615	46,449

Proved Reserves
Crude oil (Mbbls)	104,408	91,063	105,247	94,847	101,439
NGLs (Mbbls)	12,776	13,571	16,035	16,114	16,973
Natural Gas (MMcf)	971,598	867,204	1,001,913	951,133	954,124
MBOE	279,117	249,168	288,267	269,483	277,433

Probable Reserves(2)
Crude oil (Mbbls)	74,530	27,807	16,725	18,821	20,675
NGLs (Mbbls)	3,292	3,742	2,319	2,337	1,722
Natural Gas (MMcf)	295,698	284,096	138,789	130,345	131,818
MBOE	127,105	78,898	42,175	42,882	44,367

Proved plus Probable Reserves
Crude oil (Mbbls)	178,938	118,870	121,972	113,668	122,114
NGLs (Mbbls)	16,068	17,313	18,354	18,451	18,695
Natural Gas (MMcf)	1,267,296	1,151,300	1,140,702	1,081,478	1,085,942
MBOE	406,222	328,066	330,442	312,365	321,800

Reserve Life Index (3)
Proved (years)	10.1	10.6	12.0	12.1	11.9
Proved plus probable (years)	14.0	13.3	13.8	14.0	13.7

(1)	2004 & 2003 reserve information reflects NI 51-101 reporting methodology. All prior years have not been restated for NI 51-101.
(2)	Probable reserves for years 2002 and prior have been risked by 50%.
(3)
The Reserve Life Indices (RLIs) are based upon year-end proved plus probable reserves (established reserves for years 2002 and prior) divided by following year’s proved and proved plus probable production volumes determined in the independent reserve engineering report for 2003 forward and management’s estimate for all prior years.

SUPPLEMENTARY RESERVE INFORMATION

The following information has been prepared in accordance with National Instrument 51-101 and is derived from the independent engineering evaluations prepared by Sproule Associates Limited and Gilbert Laustsen Jung Associates Ltd. using forecast prices. Our reserve statement, which includes complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, as contained within our Annual Information Form will be available on our website at www.enerplus.com and on our SEDAR profile at www.sedar.com prior to March 31, 2005. Additionally, the Annual Information Form will be part of our Form 40-F that will be filed with the SEC and available on www.edgar.com prior to March 31, 2005. Tables may not add due to rounding.

	OIL AND GAS RESERVES
	Light and Medium Oil			Heavy Oil			Bitumen
	Company			Company			Company
	Interest	Gross	Net	Interest	Gross	Net	Interest	Gross	Net
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved Reserves
Proved Developed Producing	70,078	69,410	63,755	28,274	28,232	24,358	-	-	-
Proved Developed Non-Producing	104	104	96	66	65	53	-	-	-
Proved Undeveloped	2,857	2,818	2,421	3,029	3,029	2,560	-	-	-
Total Proved Reserves	73,039	72,332	66,272	31,369	31,326	26,971	-	-	-
Probable Reserves	17,180	16,936	14,892	9,603	9,596	8,264	47,747	47,747	43,640
Total Proved plus Probable Reserves	90,219	89,268	81,164	40,972	40,922	35,235	47,747	47,747	43,640

	OIL AND GAS RESERVES
	Natural Gas			Natural Gas Liquids			Total
	Company			Company			Company
	Interest	Gross	Net	Interest	Gross	Net	Interest	Gross	Net
RESERVES CATEGORY	(Bcf)	(Bcf)	(Bcf)	(Mbbls)	(Mbbls)	(Mbbls)	(MBOE)	(MBOE)	(MBOE)
Proved Reserves
Proved Developed Producing	804.3	780.8	639.3	11,293	11,124	7,902	243,696	238,893	202,572
Proved Developed Non-Producing	26.3	25.9	20.6	623	622	435	5,176	5,120	4,012
Proved Undeveloped	141.0	136.0	118.7	860	853	605	30,245	29,363	25,369
Total Proved Reserves	971.6	942.7	778.6	12,776	12,599	8,942	279,117	273,376	231,953
Probable Reserves	295.7	288.9	243.2	3,292	3,244	2,318	127,105	125,675	109,649
Total Proved plus Probable Reserves	1,267.3	1,231.6	1,021.8	16,068	15,843	11,260	406,222	399,051	341,602

Net Reserve Reconciliation

The following tables reconcile the reported volumes of net reserves from December 31, 2003 to December 31, 2004 and highlights which production type and reserves categories contributed to the change.

Proved Reserves - Net Volumes (forecast prices)

	light &				natural gas	natural
	medium oil	heavy oil	bitumen	total oil	liquids	gas	total
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Proved Reserves at Dec. 31, 2003	59,748	21,857	-	81,605	9,464	684.1	205,086
Acquisitions	8,662	1,754	-	10,416	364	79.2	23,980
Divestments	(20)	(130)	-	(150)	(9)	(2.0)	(492)
Discoveries	292	-	-	292	31	0.7	440
Extensions	150	(518)	-	(368)	126	12.5	1,841
Technical Revisions	1,157	6,027	-	7,184	(11)	13.0	9,335
Economic Factors	452	143	-	595	36	2.8	1,098
Improved Recovery	1,126	241	-	1,367	144	65.7	12,461
Production	(5,295)	(2,403)	-	(7,698)	(1,203)	(77.4)	(21,796)
Proved Reserves at Dec. 31, 2004	66,272	26,971	-	93,243	8,942	778.6	231,953

Probable Reserves - Net Volumes (forecast prices)

	light &				natural gas	natural
	medium oil	heavy oil	bitumen	total oil	liquids	gas	total
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Probable Reserves at Dec. 31, 2003	17,696	6,474	-	24,170	2,624	229.5	65,044
Acquisitions	6,995	941	-	7,936	199	68.9	19,618
Divestments	(19)	(235)	-	(254)	(11)	(2.0)	(596)
Discoveries	62	-	-	62	11	0.3	123
Extensions	689	(164)	43,640	44,165	44	0.8	44,342
Technical Revisions	(10,795)	1,183	-	(9,612)	(559)	(66.1)	(21,187)
Economic Factors	104	26	-	130	(24)	0.6	206
Improved Recovery	160	39	-	199	34	11.2	2,099
Production	-	-	-	-	-	-	-
Probable Reserves at Dec. 31, 2004	14,892	8,264	43,640	66,796	2,318	243.2	109,649

Proved Plus Probable Reserves - Net Volumes (forecast prices)

	light &				natural gas	natural
	medium oil	heavy oil	bitumen	total oil	liquids	gas	Total
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Proved Plus Probable Reserves at Dec. 31, 2003	77,444	28,331	-	105,775	12,088	913.6	270,130
Acquisitions	15,657	2,695	-	18,352	563	148.1	43,598
Divestments	(39)	(365)	-	(404)	(20)	(4.0)	(1,088)
Discoveries	354	-	-	354	42	1.0	563
Extensions	839	(682)	43,640	43,797	170	13.3	46,183
Technical Revisions	(9,638)	7,210	-	(2,428)	(570)	(53.1)	(11,852)
Economic Factors	556	169	-	725	12	3.4	1,304
Improved Recovery	1,286	280	-	1,566	178	76.9	14,560
Production	(5,295)	(2,403)	-	(7,698)	(1,203)	(77.4)	(21,796)
Proved Plus Probable Reserves at Dec. 31, 2004	81,164	35,235	43,640	160,039	11,260	1,021.8	341,602

TSX 10 YEAR TRADING SUMMARY

CDN$	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
High	$44.54	40.72	29.00	32.86	24.60	19.20	25.50	33.00	35.25	33.00
Low	$32.73	25.82	22.85	22.00	15.60	12.60	12.00	20.40	28.50	21.60
Close	$43.60	39.35	28.05	24.75	22.90	16.32	12.96	23.40	32.40	32.25
Volume 000)	52,821	51,800	37,492	29,466	10,214	7,322	8,230	12,672	16,160	9,898

NYSE 5 YEAR TRADING SUMMARY

Enerplus Resources Fund began trading on the New York Stock Exchange on November 17, 2000.

US$	2004	2003	2002	2001	2000
High	$36.44	31.20	19.08	23.50	15.25
Low	$23.65	17.06	14.30	13.79	14.69
Close	$36.31	30.44	17.75	15.56	15.25
Volume (000)	67,570	60,624	31,350	19,740	121

HISTORICAL PERFORMANCE

Total Return per Year

Calculated using unit prices at December 31 plus or minus capital appreciation or depreciation and the total cash distributions paid during the calendar year

CDN$	1 Year	2 year	3 year	4 year	5 year	6 year	7 year	8 year	9 year	10 year
	21.5%	42.8%	41.1%	41.9%	60.7%	71.6%	29.0%	16.6%	15.8%	19.9%

US$	1 year	2 year	3 year	4 year
	29.9%	69.9%	62.3%	54.5%

CASH DISTRIBUTIONS PAID TO UNITHOLDERS PER YEAR

CDN$	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
	4.20	4.32	3.32	5.45	4.97	2.82	2.22	3.66	3.50	2.94

US$	2004	2003	2002	2001
	3.26	3.16	2.13	3.49

Distributions to U.S. unitholders are converted to U.S. dollars on the applicable payment date. Amounts shown are prior to any amounts deducted for Canadian withholding tax. As Enerplus became listed on the NYSE in November of 2000, returns and cash distributions paid in U.S. dollars are reflected for all subsequent years only.

2004 INCOME TAX INFORMATION

Canadian residents (CDN$ per Unit)

The following table outlines the breakdown of cash distributions per unit and per subscription receipt paid by Enerplus Resources Fund for the period February 20, 2004 to January 20, 2005 for Canadian Income Tax purposes.

		Total	Taxable Other	Taxable	Return of
Record Date	Payment Date	Distribution Paid	Income	Dividend	Capital Amount
Feb 10, 2004	Feb 20, 2004	$0.350000	$0.306098	$0.008433	$0.035469
Mar 10, 2004	Mar 20, 2004	$0.350000	$0.306103	$0.008429	$0.035468
Apr 10, 2004	Apr 20, 2004	$0.350000	$0.306118	$0.008414	$0.035468
May 10, 2004	May 20, 2004	$0.350000	$0.306120	$0.008412	$0.035468
Jun 10, 2004	Jun 20, 2004	$0.350000	$0.306125	$0.008407	$0.035468
Jul 10, 2004	Jul 20, 2004	$0.350000	$0.306849	$0.007683	$0.035468
Aug 10, 2004	Aug 20, 2004	$0.350000	$0.306851	$0.007681	$0.035468
Sep 10, 2004	Sep 20, 2004	$0.350000	$0.306855	$0.007677	$0.035468
Oct 10, 2004	Oct 20, 2004	$0.350000	$0.306861	$0.007671	$0.035468
Nov 10, 2004	Nov 20, 2004	$0.350000	$0.306866	$0.007666	$0.035468
Dec 10, 2004	Dec 20, 2004	$0.350000	$0.306870	$0.007662	$0.035468
Dec 31, 2004	Jan 20, 2005	$0.350000	$0.306877	$0.007654	$0.035469
TOTAL PER UNIT		$4.200000	$3.678593	$0.095789	$0.425618
PER SUBSCRIPTION RECEIPT		$0.350000	$0.350000	-	-

United States Residents (US$ per Unit)

The following table outlines the breakdown of cash distributions per unit, prior to any amounts deducted for Canadian withholding tax, paid by Enerplus Resources Fund for the period January 20, 2004 to December 20, 2004 for units held through a broker or other intermediary. The amounts shown on the schedule are in U.S. dollars as converted on the applicable payment dates.

						Non-Taxable
		Distribution			Taxable	Return of
		Paid	Exchange	Distribution	Qualified	Capital
Record Date	Payment Date	CDN$	Rate	Paid US$	Dividend US$	US$
Dec 31, 2003	Jan 20, 2004	$0.35	0.769823	$0.269438	$0.253542	$0.015896
Feb 10, 2004	Feb 20, 2004	$0.35	0.740192	$0.259067	$0.243783	$0.015284
Mar 10, 2004	Mar 20, 2004	$0.35	0.751597	$0.263059	$0.247540	$0.015519
Apr 10, 2004	Apr 20, 2004	$0.35	0.736377	$0.257732	$0.242527	$0.015205
May 10, 2004	May 20, 2004	$0.35	0.725005	$0.253752	$0.238782	$0.014970
Jun 10, 2004	Jun 20, 2004	$0.35	0.731368	$0.255979	$0.240877	$0.015102
Jul 10, 2004	Jul 20, 2004	$0.35	0.759417	$0.265796	$0.250115	$0.015681
Aug 10, 2004	Aug 20, 2004	$0.35	0.768935	$0.269127	$0.253250	$0.015877
Sep 10, 2004	Sep 20, 2004	$0.35	0.768108	$0.268838	$0.252978	$0.015860
Oct 10, 2004	Oct 20, 2004	$0.35	0.800448	$0.280157	$0.263629	$0.016528
Nov 10, 2004	Nov 20, 2004	$0.35	0.838926	$0.293624	$0.276301	$0.017323
Dec 10, 2004	Dec 20, 2004	$0.35	0.811886	$0.284160	$0.267396	$0.016764
TOTAL PER UNIT		$4.20		$3.220729	$3.030720	$0.190009

For further information and a complete copy of the 2004 Annual Report, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Many of these risks and uncertainties are described in Enerplus' Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay
Senior Vice-President, Capital Markets